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Follow-Up Materials

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THOMSON
FINANCIAL

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FILE NO. 82- 4992 FISCAL YEAR 3-31-05

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OICF/BY: dlw

DAT : 6/10/05

2005 ANNUAL REPORT



BACARDI LIMITED



animal and human-like shapes, as well as mechanical or technological devices from clay and glazes.

Brennard's atelier encompasses the ruins of his father's old ceramics factory and is located on the outskirts of Recife. The colonial ceramics factory is surrounded by dense, original forest. Within the gallery are displayed over two thousand imaginatively-placed pieces: worms dressed in Balaclava hats, lizards bursting from parapets, geese with helmets, and a wild collection of other fanciful 'objets d'art'.

In a statement, Brennard said, "I am a modern artist, a contemporary man not divorced from intuition. Of course, the mere pleasure of painting sometimes leads me unexpectedly through the inroads of mythology and prophecy. But then, this is always the case in art."



Bacardi Limited: Designing The Future



José M. 'Pepín' Bosch was the fifth chairman of the Bacardi Company. During his term, the Company built landmark structures in Mexico, Puerto Rico, the United States and Bermuda.

The painting of Mr. Bosch is by Mexican artist Adolfo Best Maugard who is known for bringing forth the rich cultural heritage of Mexico's pre-colonial past.

Bacardi Limited is a company deliberately and purposefully built on enduring legacies. From its portfolio of premium brands, pre-eminently positioned in the Spirits Industry, to landmark structures that have won worldwide architectural acclaim, the Company has painstakingly constructed its legacy on quality, prestige, and creativity.

Our exclusive emphasis on quality began in Santiago de Cuba in 1862, when founder Don Facundo Bacardí Massó was inspired to create rum, as we know it today. His quest, and that of his descendants, for unmitigated excellence has consistently manifested itself throughout the Company's history. It shone through in Bermuda when our fifth chairman, José 'Pepín' Bosch, inaugurated the new offices of Bacardi International Limited in 1972. He summed up his desire when he remarked: "All I wish is for a masterpiece!"

The tireless pursuit of excellence was realized time and again with the construction of Bacardi buildings in Mexico for Bacardi y Compañía S.A. de C.V., in Puerto Rico for Bacardi Corporation, in the United States for Bacardi Imports, Inc. and in Bermuda for Bacardi International Limited. All are hallmarks of elegance, high design, and prestige.

Bacardi Limited has concentrated on building its portfolio of premium brands with equally outstanding results. During this fiscal year, the Company maintained this policy with its surprise announcement of the acquisition of GREY GOOSE vodka. The Company is now a leading force in the premium sector of the vodka segment of the Spirits Industry.

Bacardi Limited's portfolio consists of BACARDI, the number one premium rum brand in the world; MARTINI, the number one premium vermouth brand in the world; DEWAR'S, the number one blended Scotch whisky brand in the United States; BOMBAY SAPPHIRE, one of the fastest growing gin brands in the world; GREY GOOSE, one of the fastest growing premium vodka brands in the world; and CAZADORES, one of the world's foremost tequila brands.

This year, the Bacardi Limited Annual Report reflects on the importance of the element of design in our portfolio of spirits, our buildings, and indeed our future. Bacardi Limited is today a company that shapes and designs its own future within the Spirits Industry for generations to come.

Contents



"Your Company's portfolio is strong and after our recent acquisition is well positioned in the major categories of our industry."



BACARDI LIMITED

RUBEN RODRIGUEZ
CHAIRMAN OF THE BOARD

Dear Shareholders:

The fiscal year ended March 31, 2005 was a significant year in the history of Bacardi Limited. During the year we completed the acquisition of GREY GOOSE making this the Company's entry into the premium vodka category, the fastest growing sector in the largest category within the industry. This acquisition has transformed the Company by accelerating our growth rate and together with the creation of the House of DEWAR'S, the performance of BOMBAY SAPPHIRE, and the resulting effect of our pricing on core brands, the Company has made a significant move into the premium sector of the business. This year the Company reported for the first time in U.S. GAAP which is more in line with the reporting followed by large multinational companies in Bermuda. After adjusting last year's results to U.S. GAAP, sales after excise taxes at $3.5 billion exceeded the previous year's results by $197 million at constant rates of exchange that eliminate the positive foreign exchange effect. Consolidated net earnings at $438 million exceeded the previous year by $34 million or 9% at constant rates of exchange. In accordance with U.S. GAAP, the consolidated net earnings for Fiscal Year 2005 reflect expenses of $54 million for the Long-Term Incentive Plan (LTIP) and $15 million for the Earnings Appreciation Rights Plan (EARP), compared to $7 million of income for LTIP in Fiscal Year 2004. In addition, consolidated net earnings were negatively impacted by a special provision of $23 million for various tax matters.

I am pleased to inform you that the Board of Directors has increased the annual dividend rate payable on Bacardi Limited common shares from $6.56 to $7.24 per share - a 10 percent increase. This is the fourth dividend increase in the last five years.

Sales volumes were strong in our key brands when compared to last year. BACARDI rum (excluding BACARDI Flavored rums) was up 6% led by the United States, Mexico, Netherlands, and the United Kingdom. While MARTINI vermouth sales volumes were down 3% due to the decline in the aperitif market and the continued economic down turn in several key European markets, direct brand contribution continues to be significant to the Company and is up 1% on a constant dollar basis. Despite a very difficult year in the highly competitive Scotch whisky category, DEWAR'S was up 7% as we continue to expand the House of DEWAR'S with premium entries such as DEWAR'S 12 Year Old and Signature. BOMBAY SAPPHIRE has continued its double-digit growth with strong results in the United States, Spain, the United Kingdom, and Canada.

GREY GOOSE exceeded the acquisition model with volume increases of 28% over our original expectations as the brand was quickly integrated into our distribution system and was supported with TV advertising in the cable TV channels in the United States.

The ready-to-drink or low proof business continued to decline in line with the deterioration of this category around the world. This steep decline in sales volumes (down 26% from last year) was offset by the performance of our high proof core brands and the acquisition of GREY GOOSE. This makes our future profits and cash flow much more reliable and with higher growth potential.

Other brands with strong volume performances were CAZADORES tequila (up 12% in Mexico and 14% in the United States) and ERISTOFF vodka where volumes reached 1.3 million cases (up 14%) in several European markets supported with a revitalized marketing campaign and new packaging.

We continue to support our brands with advertising and promotions expenditures slightly higher than last year and focused on our key core brands. Other expenses continue to be under control with gross profit margins increasing reflecting synergies and cost reduction programs previously implemented. The economics and demographics are good in the United States with stagnation in the mature markets of Western Europe, our emerging markets in Asia are performing better and we are experiencing good growth in Russia and the countries of Eastern Europe.

I am pleased to inform you that the Board of Directors has unanimously elected Andreas Gembler as President and Chief Executive Officer of Bacardi Limited. Andreas brings a wealth of global experience to the Company. In addition, for the last two years he has been a member of the Board making significant contributions to the success of Bacardi Limited.

I wish to take this opportunity to express my deepest appreciation to our Shareholders, Directors and our family of employees for the continued support during the year. Your Company's portfolio is strong and after our recent acquisition is well positioned in the major categories of our industry.

Respectfully,

Ruben Rodriguez
Chairman of the Board

65 PITTS BAY ROAD, P.O. BOX HM 720, HAMILTON HM CX, BERMUDA
TEL: (441) 295-4345 FAX: (441) 295-4731

FISCAL YEAR 2005
SUMMARY OF FINANCIAL PERFORMANCE
(Expressed in Thousands of U.S. Dollars)

	Actual Fiscal March 31, 2004	Constant Dollar Fiscal March 31, 2004	Actual Fiscal March 31, 2005
Sales less excise taxes	3,186,637	3,346,844	3,544,020
Gross Profit	1,864,771	1,978,935	2,154,834
Selling, General and Administrative Expenses	1,379,145	1,435,464	1,417,773
Incentive compensation plans expense (income)	(6,792)	(6,792)	69,472
Gain on sale of brands	(72,761)	(78,173)	
Earnings from Operations	565,179	628,436	667,589
Other Expenses	213,922	224,229	229,244
Net Earnings	351,257	404,207	438,345

SALES OF GROUP BRANDS BY YEAR
Thousands of 9 litre cases (Excludes Agency Brands)



Fiscal 2005
70,411
Fiscal 2004
76,538
Fiscal 2003
80,742
Fiscal 2002
73,588
Fiscal 2001
68,286

FISCAL YEAR 2005 - SALES OF GROUP PRODUCT BY TRADEMARK BRAND
Thousands of 9 litre cases (Excludes Agency Brands)



BACARDI 24%
MARTINI 20%
Other 46%
GREY GOOSE 2%
BOMBAY 3%
DEWAR'S 5%





Architecture: An Enduring Legacy



Executive offices of Bacardi y Compañía S.A. de C.V. (Mexico) in 1970, designed by German Bauhaus architect Ludwig Mies van der Rohe.

Our physical monuments, in the form of our buildings and their adornments, are expressions of who we are. They become enduring legacies that span the test of time, stimulate our senses, feed our imagination, and strengthen our resolve to succeed in an ever-changing competitive environment.

Art is one of Bacardi Limited's greatest passions. It can be seen in our production facilities, office buildings and their surroundings. One such architectural masterpiece was inaugurated in 1960 on 29 hectares of land in Tultitlán, Mexico. Here world-renowned architects Ludwig Mies van der Rohe and Félix Candela came together to produce a masterpiece.

In the middle of an arid desert, the Company built one of its crowning jewels, the creation of famed Bauhaus Architect





Ludwig Mies van der Rohe, who is best known for his works at the Illinois Institute of Technology, the National Gallery in Berlin, Germany, and the Seagram Building in New York City. The Bacardi building, built of black steel and glass tinted grey against the Mexican sun, has an aristocratic simplicity which mixes richness with restraint. With floors of Mexican travertine, the interior of the structure is unencumbered by partitions. This is in keeping with the Bacardi philosophy that the ideal office is partition-free, a space in which everyone can see and be seen by everyone else. This building is considered by the people of Mexico and the architectural world as one of Mies's jewels.



Bottling hall of Bacardi y Compañía S.A. de C.V. (Mexico) in 1970 by Spanish Mexican architect Félix Candela.



Barrel warehouse ceiling of Bacardi y Compañía S.A. de C.V. (Mexico) in 1970 by Spanish Mexican architect Félix Candela.

Directly adjacent to the building is the bottling plant designed by Spanish born Mexican Architect Félix Candela, who is best known for his Los Manantiales structure in Xochimilco, Mexico. The Bacardi building he designed won a medal and a diploma at a Biennial in Saō Paolo, Brazil. Photographs of the building have appeared in newspapers and magazines throughout the world. While the building's vaulted ceiling design has been used before in churches and museums, this edifice marked the first time such a design has been employed in an industrial building on the American continent.

The vaults are made of reinforced concrete. Hard though it may be to believe, they are only an inch and a half thick. The whole building touches ground at only a few points. The walls carry no weight and are made mostly of glass.



Bat winged visitor's pavilion of Bacardi Corporation (Puerto Rico) in 1970 by Spanish Mexican architect Félix Candela.

Surrounding the buildings are gardens by Enriqueta Schueg de Bosch. Her architectural landscapes are still visible at Tultitlán, La Galarza Distillery in Mexico and Bacardi Corporation in Puerto Rico. In Puerto Rico, more than 50 coconut palms personally planted by Mrs. Bosch continue to welcome visitors to the Casa BACARDI Visitor Center, one of Puerto Rico's premier tourist attractions.

At Bacardi Corporation, the Company boasts a structure designed by Félix Candela to commemorate the centennial anniversary of the Company. Representing a bat in liberated flight, the BACARDI Pavilion's ceiling extends outwards, allowing the entire structure to touch the ground only at four points.

Art manifested itself in an abstract way in 1964 when the Company opened its new U.S. headquarters in Miami, Florida.



U.S. Headquarter building of Bacardi U.S.A., Inc. in 2004 by Cuban architect Enrique Gutierrez.

Cuban-exiled architect Enrique Gutierrez created a building that was hurricane-proof, using a system of steel cables and pulleys which allow the building to move slightly in the event of a strong shock. The steel cables are anchored into the bedrock and extend through marble-covered shafts up to the top floor, where they are led over large pulleys. This is *"...the first concrete example of the Cuban roots [in Miami] that started in 1959."* The Bacardi building is *"more characteristic of Havana than Miami."*



U.S. Annex building of Bacardi U.S.A., Inc. in 2004 by Cuban American architect Ignacio Carrera-Justiz.

Outside, on both sides of the eight-story building, more than 28,000 tiles painted and fired by Brazilian artist Francisco Brennard, depicting abstract blue flowers, were placed on the walls according to the artist's exact specifications.

In 1972, the Company commissioned the fascinating square building in the plaza. Architect Ignacio Carrera-Justiz used cantilevered construction, a style invented by Frank Lloyd Wright. Wright observed how well trees with taproots withstood hurricane force winds. The building, raised 47 feet off the ground around a central core, features four massive walls, comprised of sections of inch-thick hammered glass mural tapestries, designed and manufactured in France. The design came from a painting by German artist Johannes M. Dietz. Today Mr. Dietz's original painting resides in Bermuda.

It was in Bermuda that a dream from another location was realized in 1972. Here, Company Chairman José 'Pepín' Bosch revived plans for the Company's centennial office building, which was originally conceived in Cuba in 1957. Construction of the building had been halted due to the worsening political climate. The building designed by Mies van der Rohe was to have glass on all four sides, with the office set in a single platform, and the roof was to overhang the building and appear to float.

The building plans won wide acclaim and were hailed in architectural journals around the world, among them *Architectural Forum*. The reputation of the Bacardi companies, in their insistence upon outstanding design as well as efficient function in the buildings they commissioned, is acknowledged throughout the architectural community.

When it came time to construct an office building in Bermuda for Bacardi International Limited, Mies van der Rohe was in poor health. The commission to construct the building was awarded to Cuban-exiled architect Ricardo Eguilior who had been associated with Bacardi for more than 25 years.

The building itself employed a highly sophisticated method of constructing sidewalls of solid glass: the Bacardi building was rectangular in shape, with each of its four straight-line structural walls made of clear glass. It was one of the earliest buildings in the world to have its walls made from tempered glass. *"Bacardi hopes that the building they have produced is something worthwhile to Bermuda and its friends all over the world,"* Mr. Bosch said. In turn Mr. Eguilior commented:

"Bermuda is a place of blue skies, beautiful flowers, bright sunshine and attractive people. Most buildings in Bermuda have small windows, thick walls and low ceilings that close out much of the outside. But this building, with 20-foot side walls of clear glass, puts Bermuda on display, the way it should always be."



Interior of Bacardi International Limited building in Bermuda in 1972.

How fitting that the design of the Centennial Office Building that found its place in Bermuda, where Bacardi for the past 40 years has actively supported local art and artists, best resembles the National Gallery in Berlin. The building was significantly expanded and remodelled in 2000. The mural by Cuban-exiled artist Félix Ramos was retained as an integral part of the redesign. In addition, the fountain, originally a gift from Bacardi to the people of Bermuda, was modernized and improved through state-of-the-art computerized water jets and lights that to this day delight thousands of visitors to the global headquarters of Bacardi Limited every year.

While the Bacardi building in Bermuda and the architecture throughout the organization is a continuing testament to Bacardi Limited's past, it is also an enduring symbol of its future. For all true Bacardi buildings are artistic expressions that nurture the Company's imagination and creativity to soar to unexplored heights.



Exterior of Bacardi International Limited building in Bermuda in 1972 by Cuban architect Ricardo Eguilior. Based on the designs of German Bauhaus architect Ludwig Mies van der Rohe.





Bacardi Limited headquarters in Bermuda adapted from drawings by Ludwig Mies van der Rohe by Ricardo Eguilior.

Brand Review

BACARDI RUM

Following several years of steady growth, BACARDI rum achieved very positive growth results during Fiscal 2005, both in terms of volume and direct brand contribution, in an extremely challenging global environment, particularly in Europe.

Performance Drivers

The U.S. market led robust BACARDI rum sales growth through an aggressive strategy of price increases, especially on BACARDI Carta Blanca.

The rum category continues to be one of the fastest growing segments in the United States distilled spirits industry.



Despite improved pricing, the volume growth rate for the BACARDI traditional rums, apart from the BACARDI Flavored rum range, outpaced total distilled spirits. The total rum category volume was 19.9 million cases, with BACARDI traditional rums achieving the seven million case mark for the first time since 1989.

This year, the BACARDI rum portfolio introduced a dramatic packaging re-design. BACARDI rum also embarked on a "master branding" strategy to provide a unified position and brand promise for the BACARDI trademark. The positioning was communicated through a breakthrough, national advertising campaign. The BACARDI rum brand promise was communicated through the "Live Like You Mean It" advertising tagline in the United States.

BACARDI Carta Blanca took advantage of the opportunity for greater TV advertising access in the U.S. market by continuing to shift from a print media strategy to a TV focus. The brand also capitalized on the low-carb diet trend by continuing to advertise and promote its BACARDI & Diet Cola drink message, which offers consumers a zero carb and zero sugar drink option.

In Mexico, results were also positive, with BACARDI Carta Blanca leading on-premise market share in the Mexico City metro area. The successful "Movimiento" campaign, our core advertising message, was enhanced with the launch of the "Zero Sugar" message. After considerable effort, BACARDI Añejo was repositioned mid-year with a new strategy to communicate its naturalness, under the "Qué rico es tomarse el tiempo" ("taking your time feels great") communication. Our promotional activity was intensified to gain visibility at point of sale, and to combat low priced "añejo" brands. BACARDI Añejo rebuilt its position as one of the top 5 on-premise brands in Mexico.

The re-launch of the BACARDI Solera brand in Mexico continued, but widespread competitive price cuts and unprecedented free product promotions by major tequila brands adversely affected our results. Significant efforts were made to increase brand display activity and to improve wholesaler support for the brand.

In the United Kingdom, the fourth execution in the very successful BACARDI Carta Blanca Latin Quarter campaign "Platform" was aired, which contributed to a further improvement of the brand image. We also began a major on-trade program designed to encourage new consumers to try the brand, supported by the more positive brand image

BACARDI rum continued to grow in many other markets. In Canada, BACARDI Carta Blanca continued to show retail volume gains in an otherwise flat white rum segment. BACARDI Carta Blanca shipments in India this year exceeded 225,000 cases, representing a 17% year-on-year growth. BACARDI rum improved market share in a generally negative environment in the Netherlands. A new advertising campaign is under development to accelerate the growth rate of BACARDI rum in Italy and to confirm its position as market leader. In Spain, the continued growth of dark rums and the continued aggressive pricing in the Scotch category have put pressure on BACARDI rum sales. The search for a more competitive positioning for the brand in this market continues to be a key priority.

The Flavored Spirits Market has doubled over the last five years in the United States, driven by a consumer need for good tasting, easy to drink spirits that have style. We leveraged the continued growth in the flavored rum segment with the strategic intent to grow trademark volume by promoting non-traditional rum usage, without cannibalizing BACARDI Carta Blanca volume. BACARDI BIG APPLE was launched this year to join BACARDI LIMÓN, BACARDI O, BACARDI RAZZ, BACARDI VANÍLA, and BACARDI CÓCO in the BACARDI Flavored rums range. In all instances,


SMOOTH
BACARDI
BACA
GO

BACARDI Carta Blanca and COKE®, the "Number One Cocktail in the World" with BACARDI Gold and COKE®, the "Original Cuba Libre".

BACARDI LIMÓN is leading the way, accounting for 64% of the total Flavored rum range sales volume. BACARDI RAZZ showed particular popularity and is now our second best selling Flavored rum.

Our Flavored rum portfolio also grew in Canada, although growth was impeded somewhat by the proliferation of competitive flavored spirits. This category out-performed vodkas in Fiscal 2005. In Spain, sales of BACARDI LIMÓN reached 116,000 cases this year to become the fastest success in the Spanish spirits industry.

BACARDI dark rums performed broadly in line with expectations. BACARDI Reserva in Italy continued to grow strongly while in Mexico the challenge is the increased pressure from low-priced competitors. BACARDI rum counters these pressures with value creating activities.

Major Initiatives

The major initiative undertaken in Fiscal 2005 was the BACARDI Carta Blanca global re-launch, implemented at the start of the fiscal year with a view of re-affirming the position of BACARDI Carta Blanca as the core brand in the BACARDI portfolio.

New BACARDI Carta Blanca advertising campaigns were developed and aired in the United States, Spain, the United Kingdom, and Mexico. The success of the "Zero Carbs" campaign in the United States continued to deliver impressive results. New print campaigns were also launched in Southern Europe.

New "experiential" brand events were successfully run in most markets. Experiential events such as "Bat Beats" in Holland, "Ritmo de Bacardi" in Germany, the "B Bar" in the United Kingdom, and the "Red Hot Road Tour" in the United States clearly connected with our consumers. A new experiential marketing model for BACARDI rum was developed in Germany and began successfully with the organization of four major national events, delivering a holistic brand experience. The program will be rolled out with national and regional brand events this year, to help us retain relevance and develop our volumes. A new BACARDI rum commercial for the cinema, currently under production, will support the program.

A continued focus on marketing quality led to some excellent initiatives such as the development of new brand iconography guidelines to ensure higher levels of recognition and consistency when our name and icon are used. The BACARDI "Master Brand Mark" – our name and the Bat Device together, the unique and powerful visual symbol that represents the world's most recognized spirits brand, has been updated this year to gain a stronger sense of freedom and free spirit for which BACARDI is renowned.



MARTINI VERMOUTH

The MARTINI brand continued to grow in value and contribution over the last year in a very challenging context that includes trade de-stocking, intense competition from own label brands, and changing consumer habits in the traditional aperitif markets.

Performance Drivers

MARTINI vermouth is our largest brand in Europe and our second largest brand globally in terms of contribution. As a category leader, MARTINI vermouth sets the standard for the competition, and with the well-known MARTINI name the brand continued to grow in value to the Company. MARTINI vermouth derives a high proportion of its sales from Western Europe where the wine and spirits market has been particularly depressed.

In Western Europe, brand performance was broadly in line with expectations, although increased pressure from key competitors in Italy and Germany was very apparent, alongside long-term shifts in consumption away from more traditional drinking habits. These issues are being given close attention as we work to maintain the long-term strength of the brand.

Our new "Los puntos suspensivos" campaign in Belgium has produced excellent results according to research. On-trade and event activities in the Belgian market focused on quality tastings, leading to increases in MARTINI vermouth awareness and consumption.

In Germany, MARTINI vermouth confirmed its position as market leader with a 70% share by value, despite a significant price premium to the competition. Our German marketing strategy evolved this year to a clear brand building focus through television. The goal was to revitalize awareness of the brand.

The robust growth of the MARTINI vermouth brand in Russia continued unabated during the year, thanks to a continued rise in consumption, coupled with an aggressive strategy of price increases. This pattern was broadly similar, but on a smaller scale, in the emerging markets of Eastern Europe. MARTINI vermouth remains a remarkably aspirational brand for these markets and is strongly supported to continue building image and awareness among target consumers.

Marketing initiatives in Russia have been focused on an enhanced media spend, culminating in a TV campaign under the MARTINI Sportline umbrella. This program is in line with the key strategic task of maintaining the glamorous premium image of MARTINI in a highly competitive and fast evolving environment. MARTINI vermouth in Russia is now one of the Company's top 10 brand-market combinations.




MARTINI
TORINO 1863
BIANCO
1863
MARTINI
BIANCO
MARTINI
1863
MARTINI
ROSSO
LICENZA N.1
MARTINI
FONDATA A TORINO
75cl

MARTINI Rosso vermouth on the rocks with a half wheel of orange and MARTINI Bianco on the rocks with a twist of lemon.


Dewar's
Scotch
12
Dewar's
Finest Scotch Whisky
"White Label"
Established 1846

TE LABEL Blended Scotch
ocks with DEWAR'S 12
whisky served neat.

Major Initiatives

A continued focus on marketing quality led to some excellent initiatives in display and merchandising over the year. In the off-premise market, strategic moves to re-position the brand closer to a more relevant competitive set of light spirits are beginning to show results.

In Spain, three major initiatives are being implemented to improve brand performance. A television advertising campaign will encourage the consumption of MARTINI vermouth before dinner. A new format mini-MARTINI pack has been designed for off-premise sales, providing a new convenient format for at-home consumption thanks to a "fridge friendly" size. We have also been developing a cooling machine for the on-premise market to compete against draught vermouth.

The George Clooney campaign for MARTINI vermouth launched late in 2004 produced immediate positive results in sales, awareness, and image in both Germany and the United Kingdom, and will be extended in the year ahead.

A major new strategic initiative has been launched with a view to reassessing and refining the entire marketing mix for the MARTINI brand to ensure that continued value and volume growth can be achieved.

DEWAR'S SCOTCH WHISKY

The DEWAR'S Scotch whisky brand portfolio enjoyed overall growth in volume and value this year, leveraging its strong position in core markets, and benefiting from a recovery in Latin America. Efforts to develop a global franchise for the premium range intensified, particularly with DEWAR'S 12 Year Old which is emerging as a serious contender in the more buoyant Premium Scotch category.

Performance Drivers

Despite a very difficult market globally for standard Scotch whisky, with pricing pressure resolutely downwards, and recruitment of new users an increasing concern, DEWAR'S WHITE LABEL showed good growth across the board. A recovery in the United States saw growth in market share and continued growth in value, in line with the plan. In Spain, market share was increased and value sustained in the face of a dramatic downturn in the Scotch market due to the growth of dark rums. In Venezuela, DEWAR'S WHITE LABEL returned to strong growth, while in new markets as far apart as Russia, Thailand, and Australia DEWAR'S WHITE LABEL also increased volume.

DEWAR'S 12 Year Old continued to make outstanding progress in a wide variety of markets. As a key part of the strategy to globalize the "House of DEWAR'S," DEWAR'S 12 Year Old is receiving a high level of attention in many markets, and is set to become a more prominent brand in the Premium Scotch category.

Major Initiatives

Significant resources have been devoted to developing a completely new premium and modern packaging for the entire DEWAR'S range, and this major upgrade will be released in the near future. Advertising for DEWAR'S 12 Year Old continued to leverage the partnership established with Sir Sean Connery, as well as seeing the development of new creative materials for DEWAR'S WHITE LABEL in Spain and Greece.

In Greece, as well as a strong advertising campaign on TV, where the brand has increased its share of voice, we have invested significant funds behind experiential marketing programs such as local music awards sponsorships, film premieres, and music concert sponsorships combined with on-premise promotions.

Major emphasis has been placed on improving the distribution and visibility of DEWAR'S 12 Year Old in its core and expansion markets. In the United States, a distinct promotional team called "Company 12" is leading sampling and visibility of the brand across a wide range of events. In many new markets, the superior quality of the product is being heavily promoted, along with educational events known as the "DEWAR'S Masterclass."

The DEWAR'S World of Whisky visitor center in Aberfeldy, Scotland significantly increased its number of visitors and a new distributor has been appointed in the United Kingdom to capitalize on this trend.

BOMBAY GIN

BOMBAY SAPPHIRE outpaced its category trend in Fiscal 2005 with double-digit growth to once again achieve a record year in sales. Growth momentum for the brand was strong around the world, a result of highly integrated marketing activities focused on maintaining its premium brand positioning. BOMBAY gin continued to grow in its key U.S., U.K., and Spanish markets.

Performance Drivers

BOMBAY SAPPHIRE consolidated its acceptance among consumers and the trade as the premium gin standard. Connection to design continues to be an integral part of the brand strategy.

A first-ever BOMBAY SAPPHIRE global advertising campaign was launched in 2004, expanding the martini glass print concept into other functional design elements, such as lighting and textiles. Advertising placements are now featured in the United States, the United Kingdom, Canada, Japan, Australia, New Zealand, Greece, and Portugal.

BOMBAY SAPPHIRE maintains its ongoing support for education of its long unique history relating to its 1761 recipe, ten unique botanicals, and vapor infusion.

The global designer glass competition continues to gain traction around the world. Sixteen countries participated this year and 20 are anticipated next year. Press coverage continues to build momentum in this area, helping solidify the BOMBAY SAPPHIRE design connection and support for this prestigious community.




BOMBAY
SAPPHIRE

BOMBAY SAPPHIRE martini cocktail with lemon rind.


GREY GOOSE

GREY GOOSE vodka martini stirred with two olives.

Major Initiatives

As BOMBAY SAPPHIRE continues to grow, we are developing ways to build a more global brand with consistent marketing, imagery, and connection to the design world.

A major initiative driving performance is the evolution of "BOMBAY SAPPHIRE Inspired" theme to seamlessly integrate print, television, and radio campaigns. Highlights of successful "BOMBAY SAPPHIRE Inspired" programs include the Santa Barbara Film Festival Best Actress Award and a first annual BOMBAY SAPPHIRE Inspired Rising Star Award for breakthrough work in design.

Two global marketing conferences were held in Fiscal 2005, one for emerging markets and one for core markets, addressing their relative perspectives on the brand.

GREY GOOSE VODKA

Vodka is one of the largest and fastest growing categories in the distilled spirits industry, with sales volume representing 16% market share of total international spirits worldwide. In August 2004, recognizing the value of participating in this dynamic segment, Bacardi Limited acquired GREY_GOOSE vodka, the top selling and one of the fastest growing premium vodka brands in the United States, the world's largest vodka market.

Performance Drivers

Sales of GREY GOOSE vodka since the acquisition have exceeded expectations, driven by a rapid and efficient integration process within the Bacardi portfolio and distribution network. GREY GOOSE vodka has been introduced in over 40 countries, although the United States remains the dominant market by far for this category. With vodka growing in popularity across the world, the challenge is to replicate the success of the U.S. market globally.

In the United States, the brand enjoys strong consumer demand and extraordinary sales performance, fueled by consistent communication of the "World's Best Tasting Vodka" platform in brand message, position, and image. Participation in innovative marketing programs focused on events, especially golf and charity events, has also added to the brand's appeal.

GREY GOOSE vodka also achieved retail volume growth in Canada as the brand gained momentum and improved distribution. The superior brand image, an on-premise strategy of targeting high-end fashionable accounts, and a strong association with the martini cocktail experience continues to drive performance and to consolidate the position of GREY GOOSE as the leader among premium vodkas.

Growth has been steady in international markets since we added new markets to the distribution network. GREY GOOSE was launched this year in the Mexican and Caribbean markets, leveraging its success in the United States.

GREY GOOSE has been seeded in the top on-premise outlets in Japan, and has generated high interest in the trade since being launched in August 2004. In the United Kingdom, distribution of GREY GOOSE vodka has doubled in the top on-premise accounts.

Elsewhere in Europe, GREY GOOSE has been selectively introduced in exclusive upscale locations supported by premium brand building efforts. International development of GREY GOOSE is a major opportunity, and we are prioritizing its integration into the Bacardi portfolio and distribution network to take advantage of this growth potential.

GREY GOOSE has also benefited from its integration with the Bacardi portfolio in terms of purchasing, sales and manufacturing efficiencies which have helped to significantly enhance profitability.

CAZADORES TEQUILA

Sales of CAZADORES tequila performed strongly ahead of last year, further confirming the exciting potential and strategic fit for this brand in the Company's portfolio. The brand continues to perform well ahead of its acquisition target goals.

Performance Drivers

CAZADORES tequila achieved double-digit volume and value growth in both its key markets in Mexico and the United States, benefiting overall from strong consumer appeal, the maintenance of premium pricing despite growing downward pricing pressure, and improved cost of sales from changes in the supply of raw materials.

Significant improvements in shelf facings, distribution, and new TV advertising initiatives served to enhance brand performance in Mexico. A new label upgrade this year was implemented to augment the superior brand image. In the United States, ongoing programs expanded CAZADORES tequila as the premium brand of choice among the growing Mexican American population, as well as beginning to create general market crossover appeal in key tequila markets. A key alliance was formed with the largest Mexican-themed chain of restaurants in the United States where CAZADORES tequila is the featured premium margarita.

The CAZADORES tequila portfolio was expanded with the introduction of CAZADORES Blanco tequila 100% agave and CUATRO VIENTOS 51% agave tequila, providing an opportunity to actively participate in all segments. The focus on extending distribution of these new products is already increasing share of shelf and market in key areas.

READY-TO-DRINK (RTD)

Our RTD brands portfolio again faced strong challenges this year from declining category volume attributable to low-priced competition and regulatory initiatives that adversely affected segment performance in our more established markets, particularly in Europe.

Despite this extremely difficult market environment,




TEQUILA
CAZADORES
REPOSADO

[illegible] Agave [illegible] margarita and [illegible] Bandera cocktail.

our RTD profitability per case has improved and our newer, Eastern European BACARDI BREEZER markets continue to show promise.

Growth has been maintained in BACARDI SILVER in the United States, helped by the launch of BACARDI SILVER Watermelon and BACARDI SILVER Low Carb Black Cherry and Green Apple. The successs of BACARDI BREEZER in Canada continued with the new flavors and the brand was successfully launched in Russia this year.

Our main RTD focus this year has been one of value management, managing declining sales to achieve maximum profitability. In this context we have vigorously managed the overall advertising and promotional investment across all markets, as well as effecting cost of goods savings and inventory reductions. This focus on value-management has been very successful.

Research and Development continues, but with stringent success criteria to ensure that only the strongest, value-based ideas will be launched.

MARTINI SPARKLING WINES

The MARTINI sparkling wines range achieved results in line with objectives for Fiscal 2005. Asti MARTINI continued to be the key brand in the range, leading the world Asti category with 35% market share. The vintage in September 2004 was very good, both in terms of quantity and quality.

A new pack design was recently introduced, with the objective to make the range more modern, contemporary, and premium.

In Italy, the George Clooney campaign "No MARTINI No Party" was rolled out in a newer version, helping to sustain brand image and awareness in key high quality outlets. The strategic direction was to gain value, cutting low margin sales during the Christmas period. The "MARTINI SIGILLO BLU" range dedicated exclusively to on-trade customers, had a very positive start in the Italian market, reinforcing our leadership position, and strengthening Martini's image as a high quality wine producer.

In the United States, Asti MARTINI continued to grow in volume, with a 17% share of the category, and 66% of the Asti market. Our objective is to exploit sales opportunities in key peak season, recruiting new consumers and encouraging new uses.

Asti MARTINI continued to show positive trends in Russia, where there remains considerable untapped potential for up-trading consumers of domestic sparkling wines to Asti MARTINI with its international name and strong image. Asti MARTINI is the leader in imported Sparkling wines in Russia with 23% share of market.

ERISTOFF VODKA

Sales of ERISTOFF vodka have increased 21% in the last three years, resulting in improved volume and value market share.

Operating within the rapidly increasing standard vodka segment, ERISTOFF vodka has worked intensively this year to increase its appeal and performance in both existing and new markets. New packaging was introduced at the end of the year, which is destined to dramatically enhance the brand's premiumness along with a radical new advertising campaign.

In the upcoming year, ERISTOFF vodka will celebrate its bicentenary with an array of promotional initiatives and is looking forward to continued growth thanks to both the existing core markets and a wide number of new markets that are actively building the brand for the first time.

WILLIAM LAWSON'S SCOTCH WHISKY

WILLIAM LAWSON'S Scotch whisky remains a strong competitor in the standard Scotch market in Western Europe and, thanks to new packaging, advertising and price positioning, has managed a modest improvement in sales volume and a sustained level of contribution. The competitive environment for WILLIAM LAWSON'S remains a real challenge given the very wide number of brands and heavy discounting and trading that characterize this segment of the market, especially in Europe.

In its key market of France, WILLIAM LAWSON'S Scotch whisky has experienced strong growth since decisive action was taken early in the year to position the brand more competitively in value terms. This growth has resulted in strong improvements in market share.



Financial Section

Financial Review

Effective for Fiscal Year 2005, the Company adopted Generally Accepted Accounting Principles in the United States ("U.S. GAAP"). Previously, the Company's financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP"). Accordingly, the Company's financial statements were prepared under U.S. GAAP back to the 1992 reorganization that created Bacardi Limited. A reconciliation of Fiscal Year 2004 retained earnings and net income are below:

(Expressed in Thousands of U.S. Dollars)

	March 31, 2004		
	Canadian GAAP	**Adjustments**	**U.S. GAAP**
Retained Earnings	1,908,246	(391,736)	1,516,510
Consolidated Net Income	330,996	20,261	351,257

The most significant differences between Canadian and U.S. GAAP result from the accounting treatment of the reorganization of the Bacardi companies in 1992 under U.S. GAAP, the timing of the adoption of certain accounting pronouncements related to the amortization of intangibles, and the accounting for hedging transactions.

Basis of Preparation

The following commentary compares the results for the Fiscal Year 2005 with the results of the Constant Dollar Fiscal Year 2004, utilizing the Fiscal Year 2005 average exchange rates.

Sales

Bacardi Limited achieved sales less excise taxes of $3.5 billion for fiscal year ended March 31, 2005, representing an increase of $357 million from Fiscal 2004. The increase includes a positive impact of $160 million relating to foreign exchange. The acquisition of GREY GOOSE represents $205 million while other core brands, excluding GREY GOOSE, grew $119 million or 6% on a constant dollar basis. These increases were offset by the continuing difficulties in the ready-to-drink (RTD) business, which declined $137 million or 29% on a constant dollar basis.

BACARDI rum sales less excise taxes, excluding Flavored rums, grew 6% over the prior year due to the growth of BACARDI Carta Blanca rum in the United States, Mexico and the United Kingdom. Despite the decline in the aperitif market and the continued economic downturn in several key European markets, sales less excise taxes of MARTINI vermouth grew by 3% due to the continued focus on improving the value of the brand. DEWAR'S Scotch whisky sales less excise taxes grew 8% due to the growth in the United States and the expansion of our premium entries, DEWAR'S 12 Years Old and Signature. BOMBAY gin sales less excise taxes continued its double-digit growth, increasing by 15% due to the good performance of the brand in the United States, Spain, United Kingdom and Canada. BACARDI Flavored rum sales

FISCAL YEAR 2005
SUMMARY OF FINANCIAL PERFORMANCE
(Expressed in Thousands of U.S. Dollars)

	Actual Fiscal March 31, 2003	Actual Fiscal March 31, 2004	Constant Dollar Fiscal March 31, 2004	Actual Fiscal March 31, 2005
Sales less excise taxes	2,998,556	3,186,637	3,346,844	**3,544,020**
Gross Profit	1,810,542	1,864,771	1,978,935	**2,154,834**
Selling, General and Administrative Expenses	1,216,749	1,379,145	1,435,464	**1,417,773**
Incentive compensation plans expense (income)	(27,478)	(6,792)	(6,792)	**69,472**
Gain on sale of brands	-	(72,761)	(78,173)	**-**
Earnings from Operations	621,271	565,179	628,436	**667,589**
Other Expenses	243,755	213,922	224,229	**229,244**
Net Earnings	377,516	351,257	404,207	**438,345**

less excise taxes grew by 11% due to the growth and introduction of new flavors in the United States.

The integration of GREY GOOSE in the United States and the rollout into duty free and international markets has been successfully executed. The sales volumes were up 28% versus target and the brand continues to exceed expections.

Sales less excise taxes of ready-to-drink products continue to decline, 29% below the prior year, due to the life cycle of the category and the impact of regulatory pressures in several key European markets. BACARDI BREEZERS sales less excise taxes declined by 29% due to lower sales in the United Kingdom, Italy and the Netherlands, partially offset by an increase in Canada. BACARDI RIGO sales less excise taxes declined by 82% due to the short life cycle of the product in Germany.

Gross Profit

The Company's gross profit for Fiscal Year 2005 was $2.2 billion or 60.8% of sales less excise taxes, compared to 58.5% in the prior year. This increase is primarily from the current brand sales mix and acquisition of the GREY GOOSE brand coupled with the favorable impact of foreign exchange.

Selling, General and Administrative Expenses

Selling, General and Administrative expenses for the fiscal year were 40% of sales, 3% lower than last year on a constant dollar basis. The decrease is due to $36 million of expenses in the prior year relating to the implementation of restructuring initiatives. This is partially offset by higher advertising and promotion expenditures in the current year to support our core brands in key markets.

Incentive Compensation Plans Expense

The Fiscal 2005 results include expenses of $54 million for the Long-Term Incentive Plan (LTIP) and $15 million for the Earnings Appreciation Rights Plan (EARP) compared to $7 million income for LTIP in the prior year.

Gain on Sale of Brands

The net gain of $73 million in Fiscal Year 2004 is from the sale of the CHARLES VOLNER and DUVAL Pastis brands.

Other Expenses and Income Taxes

Included in other expenses is net interest expense and various other items. Interest expense for the year ended March 31, 2005 increased by $36 million over the prior year as a result of additional debt assumed for the GREY GOOSE acquisition partially offset by a lower average interest rates paid by the Company due to the refinancing of certain fixed rate debt during the year. Other expenses for the current year includes the make whole payments of $37 million partially offset by a $9 million gain on sale of pension assets, while the prior year includes a $7 million charge for the unwinding of interest rate swaps and $14 million expense for foreign currency contracts and revaluation. The provision for income taxes is lower by $25 million primarily due to the shift in total earnings between tax jurisdictions.

Net Earnings

The result of all the items described above is that the consolidated net earnings for Fiscal Year 2005 reached $438 million compared to $351 million for the prior year.

Financial Condition

The Company acquired the GREY GOOSE brand on August 5, 2004 and all related brand rights and other related assets and liabilities for approximately $2.29 billion. As a result of the acquisition, certain Senior Private Placement Notes and the Company's previous syndicated credit facility were repaid and cancelled. The acquisition and required refinancing of certain debt noted above were accomplished with a $4.4 billion syndicated term and revolving credit facility.

The strong cash flows during the year allowed the Company to continue its policy of debt prepayment and further improved the Company's balance sheet. The Company had total debt on March 31, 2005 of $3.37 billion, an increase of $1.87 billion from the March 31, 2004 balance of $1.50 billion.

Management's Report to the Shareholders of Bacardi Limited

The management of Bacardi Limited is responsible for the preparation, integrity and fair presentation of the consolidated financial statements and other information contained in this Annual Report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and, where appropriate, include amounts based on management's judgement and best estimates. Other financial information presented in this Annual Report is consistent with the data contained in the accompanying financial statements.

It is the Company's policy to establish and maintain a system of internal accounting and administrative controls, to provide reasonable assurance that the financial information is accurate and reliable and that Company assets are adequately accounted for and safeguarded. The system includes a defined organizational structure and appropriate division of responsibilities; established policies and procedures that are communicated throughout the Company; careful selection, training and development of employees; and an internal audit program. Policies and procedures prescribe that all employees are to maintain high standards of proper business practice. The Company believes it maintains an effective system of internal control, reliable financial reporting systems and dependable safeguards against unauthorized acquisition, use or disposition of assets.

The Board of Directors oversees the Company's systems of internal accounting and administrative controls through its Audit Committee, which is comprised of directors independent of management. The Audit Committee meets regularly with representatives of the Company's external auditors, internal auditors, and management, to satisfy themselves that Bacardi Limited's internal control policies are being followed. In addition, the Audit Committee meets regularly with the external and internal auditors to provide a forum for open discussion of any issues.

The consolidated financial statements have been reviewed by the Audit Committee and, together with the other required information in this Annual Report, have been approved by the Board of Directors. In addition, the consolidated financial statements have been audited by PricewaterhouseCoopers, who were given unrestricted access to all financial records and related data and whose report is included in this Annual Report.



Ruben Rodriguez
Chairman of the Board



Ralph Morera
Senior Vice President Finance and Chief Financial Officer

Hamilton, Bermuda
May 12, 2005

Report of Independent Auditors

To the Shareholders of Bacardi Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Bacardi Limited and its subsidiaries at March 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



Chartered Accountants
Hamilton, Bermuda
May 12, 2005

Consolidated Statements of Earnings

For the Years Ended March 31, 2005 and 2004
(Expressed in Thousands of U.S. Dollars)

	Fiscal Year ended March 31, 2005 $	Fiscal Year ended March 31, 2004 $
SALES	4,535,806	4,121,647
EXCISE TAXES	991,786	935,010
	3,544,020	3,186,637
COST OF SALES	1,389,186	1,321,866
GROSS PROFIT	2,154,834	1,864,771
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	1,417,773	1,379,145
INCENTIVE COMPENSATION PLANS EXPENSE (INCOME)	69,472	(6,792)
GAIN ON SALE OF BRANDS	-	(72,761)
EARNINGS FROM OPERATIONS	667,589	565,179
OTHER (INCOME) EXPENSES		
Interest income	(2,351)	(3,695)
Interest expense	139,180	103,543
Miscellaneous expense - net	35,352	31,823
	172,181	131,671
EARNINGS BEFORE INCOME TAXES	495,408	433,508
PROVISION FOR INCOME TAXES	57,063	82,251
NET INCOME	438,345	351,257

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

As of March 31, 2005 and 2004

(Expressed in Thousands of U.S. Dollars, except share and per share amounts)

	March 31, 2005 $	March 31, 2004 $
ASSETS		
CURRENT ASSETS		
Cash and equivalents	17,019	29,558
Accounts receivable, less allowance for doubtful accounts of $29,269 in 2005 and $30,912 in 2004	728,239	711,541
Inventories	778,534	766,982
Other current assets	127,260	126,502
	1,651,052	1,634,583
LONG-TERM INVESTMENTS, ADVANCES AND OTHER ASSETS	209,008	214,020
PROPERTY, PLANT AND EQUIPMENT, NET	528,964	540,473
INTANGIBLE ASSETS	5,315,683	3,058,317
	7,704,707	5,447,393
LIABILITIES		
CURRENT LIABILITIES		
Short-term borrowings	296,860	247,015
Accounts payable	119,769	83,671
Accrued liabilities	694,586	612,959
Taxes payable	146,195	176,549
Current portion of long-term debt	147,583	91,447
	1,404,993	1,211,641
LONG-TERM DEBT	2,926,029	1,165,921
OTHER LIABILITIES	472,340	475,990
SERIES 3 PREFERRED SHARES	154,265	146,552
	4,957,627	3,000,104
BMRH FOUNDERS' COMMON SHARES	92,467	92,467
COMMITMENTS AND CONTINGENCIES		
SHAREHOLDERS' EQUITY		
COMMON SHARES, $1.40 par value; 24,000,000 shares authorized, 23,506,653 issued and outstanding in 2005 and 2004	32,909	32,909
SHARE PREMIUM	957,267	957,267
RETAINED EARNINGS	1,800,653	1,516,510
ACCUMULATED OTHER COMPREHENSIVE LOSS	(136,216)	(151,864)
	2,654,613	2,354,822
	7,704,707	5,447,393

Signed on behalf of the Board





Ruben Rodriguez, Chairman of the Board

Raymond P. Silcock, Chairman of the Audit Committee

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

For the Years Ended March 31, 2005 and 2004

(Expressed in Thousands of U.S. Dollars)

	Common Shares $	Share Premium $	Retained Earnings $	Accumulated Other Comprehensive Loss $	Total Shareholders' Equity $
BALANCE AT MARCH 31, 2003	32,909	957,267	1,321,020	(200,721)	2,110,475
Comprehensive income:					
Net income	-	-	351,257	-	351,257
Foreign currency translation adjustments	-	-	-	20,240	20,240
Minimum pension liability adjustments, net of tax of $5,847	-	-	-	14,058	14,058
Change in gain on derivative instruments	-	-	-	11,859	11,859
Other	-	-	-	2,700	2,700
Total comprehensive income					400,114
Dividends declared	-	-	(155,767)	-	(155,767)
BALANCE AT MARCH 31, 2004	32,909	957,267	1,516,510	(151,864)	2,354,822
Comprehensive income:					
Net income	-	-	438,345	-	438,345
Foreign currency translation adjustments	-	-	-	6,306	6,306
Minimum pension liability adjustments, net of tax of $0.03	-	-	-	(560)	(560)
Net change in gain on derivative instruments	-	-	-	17,461	17,461
Other	-	-	-	(7,559)	(7,559)
Total comprehensive income					453,993
Dividends declared	-	-	(154,202)	-	(154,202)
BALANCE AT MARCH 31, 2005	32,909	957,267	1,800,653	(136,216)	2,654,613

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended March 31, 2005 and 2004

(Expressed in Thousands of U.S. Dollars)

	Fiscal Year ended March 31, 2005 $	Fiscal Year ended March 31, 2004 $
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash provided from operations *(Note 3)*	599,372	450,743
CASH FLOWS (USED IN) PROVIDED BY INVESTING ACTIVITIES		
Acquisition of GREY GOOSE brand	(2,282,636)	-
Proceeds from sale of brands	-	88,836
Purchase of property, plant and equipment	(38,632)	(89,159)
Proceeds on disposition of property, plant and equipment	2,025	30,214
Change in other assets	8,911	(3,499)
Change in long-term investments and advances	20,527	19,883
Cash (used in) provided by investing activities	(2,289,805)	46,275
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES		
Dividends paid	(154,202)	(154,827)
Short/long-term debt:		
Borrowings	4,614,523	997,391
Repayments	(2,749,414)	(1,370,643)
Payment of financing costs	(34,234)	-
Redemption of Series 3 Preferred shares	-	(6,886)
Redemption of BMRH Founders' common shares	-	(47,781)
Cash provided by (used in) financing activities	1,676,673	(582,746)
CHANGE IN CASH AND EQUIVALENTS	(13,760)	(85,728)
CHANGE IN CASH AND EQUIVALENTS DUE TO UNREALIZED FOREIGN EXCHANGE	1,221	1,557
CASH AND EQUIVALENTS – BEGINNING OF YEAR	29,558	113,729
CASH AND EQUIVALENTS – END OF YEAR	17,019	29,558
SUPPLEMENTAL CASH FLOW DISCLOSURES		
Cash paid during the year for:		
Interest	115,477	93,201
Income Taxes	74,252	67,870

The accompanying notes are an integral part of these consolidated financial statements.

1. BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES

Bacardi Limited (the "Company"), based in Bermuda, produces, markets and distributes premium spirits, aperitifs and ready-to-drink alcoholic beverages globally. The significant accounting policies of the Company are as follows:

(a) Basis of Preparation of Financial Statements

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are presented in United States dollars. The preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the periods reported. Actual results could differ from those estimates.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all wholly-owned and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(c) Foreign Currency Translation

(i) Translation of financial statements

The assets and liabilities of subsidiary companies denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet dates. Revenues and expenses are translated using average exchange rates for the period. The resulting gains and losses are deferred as a separate component of the accumulated other comprehensive loss caption of shareholders' equity and are included in net earnings only when there is a complete or substantially complete liquidation of an investment.

(ii) Translation of foreign currency transactions and balances

Transactions in foreign currencies are translated at the rates of exchange prevailing at the dates of those transactions. Monetary assets and liabilities in foreign currencies are translated at the rates of exchange prevailing at the balance sheet date. Gains and losses on translation are included in net income.

(d) Cash and Equivalents

Cash and equivalents include cash and short-term deposits with an original maturity of less than three months.

(e) Accounts Receivable

Accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts, and do not bear interest. The allowance for doubtful accounts represents the best estimate of the amount of probable credit losses.

(f) Inventories

Inventories are valued at the lower of cost or market. Cost is determined using either the average cost or first-in, first-out method. In accordance with generally recognized industry practice, inventories of distilled spirits aging in bonded warehouses have been included in current assets, although the remaining aging period may be in excess of one year.

(g) Investments

The equity method of accounting is used for investments in 20 to 50 percent owned companies where the Company has the ability to exercise significant influence. Other investments in affiliates for which the ownership interest is less than 20 percent are accounted for at cost. Other investments are carried at fair value.

1. BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES ***(Continued)***

(h) Intangible Assets and Goodwill

Brands and other intangible assets which are determined to have indefinite useful lives and goodwill are not amortized. Brands and other intangible assets determined to have definite lives are amortized over their estimated useful lives. Goodwill represents the excess of the purchase price over the fair value of net tangible and identifiable intangible assets acquired in a business combination, and is tested for impairment annually or more frequently if events or circumstances indicate goodwill may be impaired.

Brands and other intangible assets with indefinite useful lives are tested for impairment annually or more frequently if events or circumstances indicate that the asset might be impaired. The amount of impairment, if any, is based upon estimates of fair value and written off against earnings for the period. Fair value estimates are primarily determined through the use of discounted expected future cash flows.

(i) Revenue Recognition

Revenues are recognized upon passage of title and risk of loss, which either occurs when the product is delivered to the point of shipment or to the customer. Sales in fiscal year 2005 and 2004 are presented net of discounts of $1,108.2 million and $1,053.6 million, respectively. Revenue is also stated net of certain sales incentives and other similar items.

(j) Shipping and Handling Costs

Costs incurred for shipping and handling to customers are classified in selling, general and administrative expenses in the accompanying consolidated statements of earnings, and were $109.2 million and $112.7 million for fiscal years 2005 and 2004, respectively. All other shipping and handling costs are classified in cost of sales in the accompanying consolidated statements of earnings.

(k) Advertising and Promotion Costs

Advertising costs are classified in selling, general and administrative expenses in the accompanying consolidated statements of earnings, and are expensed as incurred or deferred until the first time the advertising takes place. Advertising costs for fiscal years 2005 and 2004 were $285.1 million and $270.0 million, respectively.

The Company also incurs promotional costs that are classified in selling, general and administrative expenses in the accompanying consolidated statements of earnings, and are expensed in the period incurred.

(l) Long Lived Assets

Property, plant and equipment is carried at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets as follows, except for land which is not depreciated:

Buildings	9 to 50 years
Machinery and equipment	3 to 25 years
Furniture and fixtures	3 to 14 years

Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or the expected useful life of the leasehold improvement.

Betterments and renewals, which improve and extend the life of an asset, are capitalized. Maintenance and repair costs are expensed as incurred. Long lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and from its eventual disposition are less than its carrying amount.

1. BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(m) Employee Benefit Plans

The Company has a number of different pension and other retirement plans which are designed and managed according to the rules of the various countries in which it operates. The defined benefit pension plans and the non-pension postretirement benefit plans are accounted for in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 87, "Employers' Accounting for Pensions" and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", respectively.

The cost of benefits earned by the employees covered by defined benefit plans is actuarially determined using the projected benefit method based upon certain assumptions that typically include market based discount rates and management's best estimate of salary escalation, service lives of employees and employee turnover, as well as expected plan investment performance. Because of these assumptions, the valuation of the pension plan obligations is subject to change. The Company bears the risk of experience gains and losses against these assumptions. The value of the pension plan assets and obligations will fluctuate as a result of actuarial gains and losses comprising changes in assumptions or experience gains and losses. Plan amendments are typically amortized over the expected average remaining service life of the employees. The excess of the net actuarial gain or loss over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the expected average remaining service life of the employees. The costs of pension benefits for defined contribution plans are charged to operations as contributions become due.

(n) Derivative Instruments

The Company enters into various forward, swap and option contracts to manage interest rate exposure and limit exposure to fluctuations in foreign currency exchange rates.

At the inception of the hedge relationship, a derivative instrument that hedges the exposure to changes in the fair value of a recognized asset or liability, or a firm commitment is designated as a fair value hedge. A derivative instrument that hedges a forecasted transaction or the variability of cash flows related to a recognized asset or liability is designated as a cash flow hedge.

Changes in the fair value of derivatives that are designated as fair value hedges are recorded in the statements of earnings to offset changes in the fair value of the underlying hedged assets, liabilities or firm commitments. The Company currently has no derivatives designated as fair value hedges. Changes in fair value of derivatives that are designated as cash flow hedges are recorded as a component of accumulated other comprehensive income (loss) until the underlying hedged transactions are recognized in earnings. On an ongoing basis, derivatives used in hedging transactions are assessed to determine if they are "highly effective" in offsetting changes in fair value or cash flow of hedged items. If it is determined that a derivative is not highly effective as a hedge, changes in fair value of the derivatives are recognized in earnings immediately.

Derivative instruments which do not qualify for hedge accounting are recorded at fair value in the balance sheet with changes in fair value recognized in earnings immediately.

(o) Incentive Plans

The Company, through a wholly owned subsidiary, has a stock-based compensation plan, which is described in Note 13. Awards issued under the plan are accounted for as stock appreciation rights and the amount by which the fair market value, as determined, exceeds the exercise price, ("intrinsic value") is recorded as an increase or decrease to earnings over the vesting period.

The Company also has, as described in Note 13, an earnings appreciation rights plan. Compensation expense is recognized in net earnings over the vesting period to the extent that the current unit value exceeds the grant price.

(p) Income Taxes

Income taxes are recorded using the liability method of accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Deferred tax assets and liabilities

1. BACKGROUND AND SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(p) Income Taxes *(Continued)*

are recognized for temporary differences between the tax and accounting bases of assets and liabilities. Deferred tax assets are also recognized for the benefit of losses available to be carried forward to future years for tax purposes to the extent that they are likely to be realized. When necessary, a valuation allowance is recognized to reduce net deferred tax assets to amounts that management believes are more likely than not to be realized.

Deferred income tax liabilities have not been provided on certain foreign subsidiaries' undistributed earnings that are considered to be indefinitely reinvested. The amount of unrecognized deferred income tax liability is not material.

The Company and its subsidiaries operate in areas of the world where earnings are both subject to and exempt from taxation. As a result, there are inevitably tax assessments and issues relating to taxation which may arise in one or more jurisdictions. It is the Company's policy to make adequate provisions so that the ultimate resolution of any outstanding tax assessments would not be expected to have a material effect on the Company's financial position or results of operations.

(q) Recent Accounting Pronouncements

(i) Variable Interest Entities

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities" which addresses the accounting for assets held in other entities such as trusts and special purpose companies and requires these entities to be consolidated by the primary beneficiary of the entity in certain instances. In December 2003, the FASB issued a revision to FIN 46 ("FIN 46R"). These pronouncements are effective for the Company's fiscal year beginning on April 1, 2005 for all variable interest entities existing at December 31, 2003, and immediately for all variable interest entities created after December 31, 2003. The Company adopted FIN 46 and FIN 46R on April 1, 2005, which did not have a material impact on the consolidated financial statements.

(ii) Inventory Costs

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of Accounting Research Bulletin No. 43, Chapter 4." SFAS 151 requires that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) be recorded as current period charges and that the allocation of fixed production overheads to inventory be based on the normal capacity of the production facilities. SFAS 151 is effective for the Company on April 1, 2006, and is not expected to have a material impact on the consolidated financial statements.

2. ACQUISITION OF BRAND

On August 5, 2004, the Company acquired the GREY GOOSE brand, a premium vodka brand, all related brand rights, other related assets and certain liabilities for approximately $2.3 billion. The assets and liabilities acquired were recorded at fair value as determined on the acquisition date as follows:

(Thousands of U.S. Dollars)	$
Inventories	39,478
Promotional inventory	2,359
Prepaid media	3,401
Property, plant and equipment	11,202
Intangible assets	2,245,456
Production liability	(9,324)
Total purchase price	2,292,572

2. ACQUISITION OF BRAND *(Continued)*

The intangible assets represent the GREY GOOSE trademark and all related rights, which have been determined to have indefinite lives. The results of operations of the GREY GOOSE brand have been included in the consolidated financial statements from the date of acquisition.

As part of the purchase of GREY GOOSE, the Company is obligated to pay up to $300 million of contingent consideration if certain sales volume targets are achieved on a yearly basis through 2014. For Fiscal 2005, the Company incurred a contingent pay-out of approximately $10.1 million which is included in the total purchase price. Any future payments of this contingent consideration will be recorded as an increase to the relevant assets based on their relative fair values.

3. STATEMENTS OF CASH FLOWS

Cash provided from operations is comprised as follows:

	for the years ended March 31,	
	2005	2004
(Thousands of U.S. Dollars)	$	$
Net earnings	438,345	351,257
Items not affecting cash		
Deferred income taxes	4,917	(2,313)
Equity earnings net of dividends	(4,934)	(5,411)
Gain on sale of brands and related assets	-	(72,761)
Loss/(gain) on sale of assets	103	(6,830)
Depreciation and amortization	83,198	69,724
Incentive compensation plans expense (income)	69,413	(7,287)
Net change in other items related to operations		
Accounts receivable	(2,595)	48,451
Inventories	41,649	23,647
Accounts payable and accrued liabilities	45,269	39,978
Taxes payable	(18,806)	1,695
Pension accruals	27,751	34,808
Other current assets	1,811	6,340
Other liabilities	(85,938)	(20,359)
Proceeds from issuance of Long-Term Incentive Plan shares	1,370	10,768
Redemptions of Long-Term Incentive Plan shares	(2,181)	(20,964)
Cash provided from operations	599,372	450,743

4. INVENTORIES

Inventories comprise:

	at March 31,	
	2005	2004
(Thousands of U.S. Dollars)	$	$
Raw materials and supplies	89,763	131,326
Work-in-progress	78,638	69,368
Finished goods	315,013	283,244
Aging product	295,120	283,044
	778,534	766,982

5. LONG-TERM INVESTMENTS, ADVANCES AND OTHER ASSETS

Long-term investments, advances and other assets comprise:

	at March 31,	
	2005	2004
(Thousands of U.S. Dollars)	$	$
Investments at equity	27,213	18,956
Investments at cost	37,307	46,770
Advances	11,680	11,713
Deferred tax assets *(Note 21)*	35,367	46,674
Prepaid and intangible pension assets *(Note 10)*	39,904	30,728
Other assets	57,537	59,179
	209,008	214,020

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment comprises:

	at March 31,			
	Cost	Accumulated Depreciation & Amortization	2005 Net	2004 Net
(Thousands of U.S. Dollars)	$	$	$	$
Land	56,866	-	56,866	56,325
Buildings	427,107	241,091	186,016	182,643
Machinery, equipment, furniture and fixtures	664,494	456,342	208,152	230,201
Leasehold improvements and other	144,952	67,022	77,930	71,304
	1,293,419	764,455	528,964	540,473

Total accumulated depreciation and amortization at March 31, 2004 amounted to $694,912.

7. INTANGIBLE ASSETS

Intangible assets comprise:

	at March 31,	
	2005	2004
(Thousands of U.S. Dollars)	$	$
Brands:		
Martini & Rossi Group	1,006,870	1,016,656
DEWAR'S	1,297,043	1,297,043
BOMBAY	360,520	360,520
CAZADORES	127,207	127,792
GREY GOOSE	2,245,456	-
Other	34,620	34,620
	5,071,716	2,836,631
Other intangible assets – net	28,573	6,292
Goodwill	215,394	215,394
	5,315,683	3,058,317

The brands above resulted from the purchases of each respective brand group. These brands are determined to have indefinite lives.

Other intangible assets are comprised of deferred finance charges, which are amortized over the life of the underlying debt.

8. LONG-TERM DEBT

Long-term debt comprises:

	at March 31,	
	2005	2004
(Thousands of U.S. Dollars)	$	$
Syndicated Credit Facility (a)	2,609,452	-
Multicurrency Credit Facility (b)	-	155,000
Private Placement Notes (c)	350,000	855,000
Other (d)	114,160	247,368
	3,073,612	1,257,368
Less: Current portion	147,583	91,447
	2,926,029	1,165,921

(a) On July 27, 2004, the Company entered into a term and revolving credit facilities agreement with a group of financial institutions, for the purpose of refinancing existing debt, the acquisition of the GREY GOOSE brand and for general corporate purposes. These facilities bear interest, paid quarterly, at the relevant LIBOR rate plus a margin determined by the Company's leverage ratio on a quarterly basis.

These facilities are comprised as follows:

(i) Facility A1 – a €648.1 million ($840.2 million at March 31, 2005) term loan maturing on July 27, 2009. On January 14, 2005, Facility A1 was converted from a USD based currency facility to a Euro based currency facility. From the commencement of the original facility to its conversion on January 14, 2005, the average interest rate paid was 2.75%. During the period January 15, 2005 to March 31, 2005, the average interest rate paid on this facility was 2.80%.

(ii) Facility A2 – a $1,450 million amortizing term loan. Semi-annual principal payments of $100 million are due beginning on March 31, 2006. The remaining principal and accrued interest is due at maturity on July 27, 2009. During the year ended March 31, 2005, the average interest rate on this facility was 2.92%.

(iii) Facility B – a $1 billion multicurrency revolving credit facility with an outstanding balance of $123.3 million at March 31, 2005 in various currencies. This facility matures on July 27, 2009. During the year ended March 31, 2005, the average interest rate on this facility was 5.63%.

(iv) Facility C – a $196 million term loan maturing on July 27, 2007. During the year ended March 31, 2005, the average interest rate on this facility was 2.98%.

(b) The previous $1 billion multicurrency revolving credit facility was repaid in full in August 2004 and terminated. The facility was comprised of two revolving credit facilities.

(c) The Private Placement Notes ("the Notes") consist of notes held by insurance companies as follows:

(i) On March 25, 2004, the Company issued $350 million in Private Placement Notes. These notes are comprised of two series, Series A Notes amounting to $300 million and Series B Notes amounting to $50 million. The Series A Notes bear interest at 4.42% and mature on March 25, 2011. The Series B Notes bear interest at LIBOR plus .65% and mature on March 25, 2014. Proceeds from the Notes were utilized to pay existing debt.

(ii) On October 23, 2003, a subsidiary of the Company issued $100 million in Private Placement Notes, which were repaid in full in December 2004. In connection with the prepayment of these Notes a make whole payment of $1.0 million was paid, and is included in miscellaneous expense - net in the accompanying consolidated statements of earnings for the year ended March 31, 2005.

8. LONG-TERM DEBT ***(Continued)***

(iii) As part of the refinancing of the purchase of the Martini & Rossi group the Company issued Private Placement Notes which had an outstanding balance of $155 million ("Series C") and $250 million ("Series D") as of March 31, 2004. The Series C and D Notes were repaid in full in September 2004. In connection with the prepayment of these Notes a make whole payment of $35.9 million was paid which is included in miscellaneous expense - net in the accompanying consolidated statements of earnings for the year ended March 31, 2005.

(d) Certain of the Company's subsidiaries have also entered into additional financing arrangements in various currencies. The agreements bear interest at fixed and floating rates ranging from 2.5% to 8.2%.

Debt denominated in foreign currencies totals approximately $1,023.3 million at March 31, 2005 (2004 - $221.6 million).

Under the terms of the Company's debt agreements, the Company is required to maintain certain financial covenants related to the levels of interest coverage and net debt. In addition, the agreements place certain restrictions on sales of assets, investments, business amalgamations and pledging of assets by the Company and its subsidiaries. The Company believes it is in compliance with all covenants at March 31, 2005.

The following debt repayment schedule sets out the annual principal repayments as per agreements:

(Thousands of U.S. Dollars)	$
for the year ending March 31, 2006	147,583
2007	225,727
2008	432,299
2009	204,336
2010	1,713,452
Thereafter	350,215
	3,073,612

9. OTHER LIABILITIES

Other liabilities comprise:

	at March 31,	
	2005	2004
(Thousands of U.S. Dollars)	$	$
Employee benefit liabilities *(Note 10)*	205,621	198,308
Deferred tax liabilities *(Note 21)*	95,293	92,439
Other liabilities	171,426	185,243
	472,340	475,990

10. EMPLOYEE BENEFIT PLANS

The Company has a number of different pension and termination indemnity plans, as well as other postretirement benefit plans in the various countries in which it operates. The majority of benefit obligations and pension plan assets are measured as of December 31 each year.

Defined Benefit Pension Plans

The Company's defined benefit pension and termination indemnity benefits are based primarily on years of service and employees' earnings near retirement. Information about the funded and unfunded pension plans and termination indemnity plans maintained by certain of the Company's subsidiaries is as follows:

	Funded Pension Plans for the year ended March 31,		Unfunded Pension Plans for the year ended March 31,	
(Thousands of U.S. Dollars)	2005	2004	2005	2004
	$	$	$	$
CHANGE IN PENSION BENEFIT OBLIGATION				
Present value at beginning of year	323,282	284,299	154,566	128,657
Service cost	11,350	10,869	2,930	3,765
Interest cost	18,925	18,407	7,695	7,368
Employee contributions	982	1,070	-	-
Prior service costs	365	(919)	2,768	-
Benefits paid	(20,307)	(15,298)	(14,033)	(9,857)
Actuarial loss	18,311	6,949	1,266	9,479
Other	(1,016)	736	2,358	5,382
Foreign currency	4,848	17,169	4,550	9,772
Present value at end of year	356,740	323,282	162,100	154,566
CHANGE IN PENSION PLAN ASSETS				
Fair value at beginning of year	260,512	197,019	-	-
Actual return on plan assets	24,047	42,621	-	-
Company contributions	31,757	20,979	14,033	9,857
Employee contributions	982	1,070	-	-
Benefits paid	(20,307)	(15,298)	(14,033)	(9,857)
Other	(85)	61	-	-
Foreign currency	3,959	14,060	-	-
Fair value at end of year	300,865	260,512	-	-

10. EMPLOYEE BENEFIT PLANS *(Continued)*

Defined Benefit Pension Plans *(Continued)*

	Funded Pension Plans at March 31,		Unfunded Pension Plans at March 31,	
(Thousands of U.S. Dollars)	2005	2004	2005	2004
	$	$	$	$
FUNDED STATUS – OVERALL (DEFICIT)	(55,875)	(62,770)	(162,100)	(154,566)
Company contributions after measurement date	2,415	1,546	706	2,879
Unrecognized transition (asset) obligation	(229)	(332)	962	1,035
Unrecognized prior service cost	3,397	2,920	8,892	7,803
Unrecognized net loss	62,801	55,071	21,291	20,351
Net amount recognized in the consolidated balance sheets	12,509	(3,565)	(130,249)	(122,498)
AMOUNTS RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS CONSIST OF:				
Prepaid pension assets	34,161	26,106	-	-
Accrued pension liabilities	(22,885)	(32,257)	(145,561)	(134,805)
Intangible assets	639	1,008	5,104	3,614
Accumulated other comprehensive loss	594	1,578	10,208	8,693
Net amount recognized in the consolidated balance sheets	12,509	(3,565)	(130,249)	(122,498)
INFORMATION ON THE MINIMUM LIABILITY AND ACCUMULATED BENEFIT OBLIGATION:				
(Decrease) Increase in minimum liability included in other comprehensive loss	(984)	(23,340)	1,515	3,435
Accumulated benefit obligation	288,040	266,002	143,263	133,940
INFORMATION FOR PENSION PLANS WITH AN ACCUMULATED BENEFIT OBLIGATION IN EXCESS OF PLAN ASSETS:				
Projected benefit obligation	82,296	128,445	162,100	154,566
Accumulated benefit obligation	69,299	108,663	143,263	133,940
Fair value of plan assets	53,941	82,959	-	-

10. EMPLOYEE BENEFIT PLANS *(Continued)*

Defined Benefit Pension Plans *(Continued)*

(Thousands of U.S. Dollars)	Funded Pension Plans for the year ended March 31,		Unfunded Pension Plans for the year ended March 31,	
	2005	2004	2005	2004
	$	$	$	$
COMPONENTS OF PENSION EXPENSE				
Service cost	11,350	10,869	2,930	3,765
Interest cost	18,925	18,407	7,695	7,368
Expected return on plan assets	(17,227)	(13,585)	-	-
Amortization of transition (asset) obligation	(150)	(223)	73	90
Amortization of prior service cost	(175)	516	1,695	1,109
Amortization of net loss	3,232	4,604	1,072	949
Other	(335)	2,392	2,380	5,728
Pension Expense	15,620	22,980	15,845	19,009

	Funded Pension Plans		Unfunded Pension Plans	
	2005	2004	2005	2004
WEIGHTED-AVERAGE ASSUMPTIONS AT THE BEGINNING OF THE YEAR USED TO DETERMINE PENSION EXPENSE				
Discount rate	5.9%	6.4%	5.6%	6.1%
Rate of compensation increase	3.9%	4.5%	3.4%	3.9%
Expected long-term rate of return on plan assets	6.6%	6.7%	-	-

	Funded Pension Plans		Unfunded Pension Plans	
	2005	2004	2005	2004
WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE PRESENT VALUE OF PENSION BENEFIT OBLIGATIONS AT THE END OF THE YEAR				
Discount rate	5.6%	5.9%	5.3%	5.6%
Rate of compensation increase	4.0%	3.9%	3.4%	3.4%

10. EMPLOYEE BENEFIT PLANS *(Continued)*

Defined Benefit Pension Plans *(Continued)*

To develop the expected long-term rate of return on assets assumption for each plan, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocations of the funds.

The weighted average asset allocation and target allocation by asset category of the pension plan assets are as follows, at March 31,:

Asset Category	Target Allocation	Actual Allocation at March 31, 2005	Actual Allocation at March 31, 2004
Equity securities	60%	60%	59%
Debt securities	35%	34%	35%
Other	5%	6%	6%
Total	100%	100%	100%

The investments of the pension funds are diversified across a range of asset classes and are diversified within each asset class. The assets are generally actively managed with the goal of adding some incremental value through security selection and asset allocation.

Non-Pension Retirement Benefit Plans

Information about the unfunded non-pension retirement benefit plans, which consist mostly of postretirement healthcare benefit plans maintained by certain of the Company's subsidiaries, is as follows:

(Thousands of U.S. Dollars)	for the year ended March 31, 2005	for the year ended March 31, 2004
	$	$
CHANGE IN NON-PENSION BENEFIT OBLIGATION		
Present value at beginning	56,527	44,683
Service cost	1,680	1,355
Interest cost	3,127	3,158
Prior service costs	1,140	71
Benefits paid	(1,811)	(1,817)
Actuarial (gain) loss	(4,704)	9,018
Other	-	-
Foreign currency	95	59
Present value at end of year	56,054	56,527

(Thousands of U.S. Dollars)	at March 31, 2005	at March 31, 2004
	$	$
FUNDED STATUS – (DEFICIT)	(56,054)	(56,527)
Company contributions after measurement date	580	452
Unrecognized transition obligation	9,006	10,550
Unrecognized prior service cost	(561)	(547)
Unrecognized net loss	9,854	14,826
Accrued non-pension liabilities recognized in the consolidated balance sheets	(37,175)	(31,246)

10. EMPLOYEE BENEFIT PLANS *(Continued)*

Non-Pension Retirement Benefit Plans *(Continued)*

(Thousands of U.S. Dollars)	for the year ended March 31, 2005 $	2004 $
COMPONENTS OF NON-PENSION EXPENSE		
Service cost	1,680	1,355
Interest cost	3,127	3,158
Amortization of transition obligation	759	782
Amortization of prior service cost	14	15
Amortization of net loss	276	272
Other	1,963	-
Non-pension expense	7,819	5,582
WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE NON-PENSION EXPENSE		
Discount rate	6.2%	6.7%
Medical inflation rate (initial rate / ultimate rate)	12.0%/5.3%	9.7%/5.4%
WEIGHTED-AVERAGE ASSUMPTIONS USED TO DETERMINE PRESENT VALUE OF NON-PENSION BENEFIT OBLIGATIONS AT END OF YEAR		
Discount rate	5.7%	6.2%
Medical inflation rate (initial rate / ultimate rate)	10.0%/5.0%	12.0%/5.3%

For fiscal year 2005, the effect of a one percentage point increase or decrease in the assumed medical inflation rate on the non-pension service and interest costs is a $1.0 million increase and a $0.8 million decrease, respectively, and on the benefit obligation, a $10.3 million increase and a $8.1 million decrease, respectively.

Defined Contribution Plans

Certain of the Company's subsidiaries maintain funded defined contribution pension plans and insured pension plans for which the total expense recognized by the Company is $6.7 million in fiscal year 2005 ($5.9 million in 2004).

10. EMPLOYEE BENEFIT PLANS *(Continued)*

Cash Flows

In fiscal year 2006, the Company expects to contribute approximately $20.4 million to its funded pension plans, $10.3 million in benefit payments for unfunded pension plans, $2.0 million in benefit payments for other unfunded non-pension plans and $7.5 million to funded defined contribution plans.

Estimated future benefit payments under the defined benefit pension plans and the non-pension plans are as follows:

(Thousands of U.S. Dollars)

	Funded Pension Plans	Unfunded Pension Plans	Unfunded Non-Pension Plans
Year ending March 31,	$	$	$
2006	14,503	10,258	1,976
2007	11,135	10,348	2,130
2008	11,777	10,726	2,270
2009	14,385	11,250	2,388
2010	12,678	11,236	2,515
2011 – 2015	76,397	58,616	14,710

11. SERIES 3 PREFERRED SHARES

The Series 3 Preferred Shares represent preferred shares of a subsidiary which were issued on the acquisition of the Martini & Rossi Group. As provided for under the terms of the shares, during May 2003 the Company elected to call the shares for redemption. The holders of shares with a call value amounting to approximately 119 million Euro exercised their right to postpone the redemption until June 2008, and the remaining shares with a call value amounting to 6 million Euro ($6.9 million) were redeemed in June 2003. As a result of the postponement of a portion of the redemption, the dividend rate increased to 7% through the remainder of the term. Dividend expense for the Series 3 Preferred shares amounted to $10.5 million and $9.2 million for fiscal years 2005 and 2004, respectively, and is included in interest expense in the accompanying consolidated statements of earnings. The Series 3 Preferred Shares are designated as a hedge of the Company's net investment in Euro based subsidiaries. As such, the foreign currency translation gains and losses are recorded in accumulated other comprehensive loss.

12. BMRH FOUNDERS' COMMON SHARES

On May 7, 1993, Bacardi-Martini & Rossi Holdings N.V. ("BMRH"), a subsidiary of the Company, issued 1,501,130 common shares ("BMRH Founders' common shares") to former Martini & Rossi shareholders. The dividend rate is equal to that paid on the common shares of the Company. The shares are convertible, solely at the option of the Company into shares of common stock of the Company on a one-for-one basis. The provisions of these shares entitle the holders to cause BMRH to purchase all or any portion of their shares at any time up to December 31, 2003 and for a limited period following the occurrence of certain events ("put right"). The purchase price was calculated by dividing ten times the consolidated annual net earnings of the Company by the total outstanding shares of the Company (inclusive of the Bacardi Corporation, a subsidiary of the Company, Series A preferred shares and the BMRH Founders' common shares).

During March 2003 and December 2003, 620,565 and 300,000 shares were redeemed for $109.8 million and $47.8 million, respectively. The remaining shares are presented as minority interest in the accompanying consolidated balance sheets. Dividend expense for the BMRH Founders' common shares amounted to $3.8 million and $5.8 million for fiscal years 2005 and 2004, respectively, and is included in miscellaneous expense - net in the accompanying consolidated statements of earnings.

13. INCENTIVE PLANS

Long-Term Incentive Plan

The Company has a Long-term Incentive Plan (the "Plan") to provide incentives for selected senior executives to achieve long-term business goals of the Company and its shareholders. Under the terms of the Plan, participants receive stock options in a wholly owned subsidiary, Bacardi Benefit Company Limited ("BBC"); and upon exercise of the option to purchase shares, the participant must hold the shares for a minimum of six months before the shares can be put back for redemption at the fair market value as determined by the pre-set formula. The stock options represent the right to acquire BBC shares, which mirror all of the rights of the Company's common shares except that they have no voting rights. Options are granted on April 1st, vest at the rate of 20% per year and expire on the tenth anniversary from the grant date. The fair value of the BBC shares is determined using a formula that takes into consideration the Company's net earnings, as determined under the terms of the Plan, and the price/earnings multiple for the Company's peer group, adjusted for the difference between the Company's three-year compounded annual growth rate for sales and net earnings versus the peer group's growth in sales and net earnings.

The following table summarizes the activity in stock options issued under the amended Plan:

	for the year ended March 31,			
	2005		2004	
	# of options Outstanding	Weighted average exercise price	# of options Outstanding	Weighted average exercise price
Outstanding at beginning of year	355,700	$134.10	513,030	$133.14
Cancelled	(7,000)	158.58	(57,480)	171.12
Exercised and redeemed	(12,080)	113.42	(99,850)	107.84
Outstanding at end of year	336,620	134.33	355,700	134.10
Exercisable at April 1	322,700	130.70	159,270	128.53

The following table summarizes information about stock options outstanding at year end:

Stock options expiring April 1	# of options Outstanding	# of options Exercisable at April 1, 2005	Exercise price
2007	11,300	11,300	$96.50
2008	30,550	30,550	$96.50
2009	82,780	82,780	$110.00
2009	13,020	13,020	$96.50
2010	123,730	123,730	$120.00
2010	4,000	4,000	$110.00
2011	71,240	57,320	$218.00
	336,620	322,700	

13. INCENTIVE PLANS *(Continued)*

Long-Term Incentive Plan *(Continued)*

At March 31, 2005, the weighted average remaining contractual life of the options outstanding under the amended Plan is 4.40 years (2004 – 5.65 years).

During fiscal years 2005 and 2004, the Company recognized expense of $54.4 million and income of $7.3 million, respectively, representing the change in the earned intrinsic value of the outstanding awards and dividends of $59 thousand and $500 thousand, respectively. As of March 31, 2005 and 2004, a liability, representing the earned intrinsic value of these shares, amounting to $72.6 million is included in accrued liabilities and $18.8 million is included in other liabilities, respectively, in the accompanying consolidated balance sheets.

If all units exercisable at April 1, 2005 were to be exercised and subsequently repurchased at the formula-calculated value of Bacardi Benefit Company Limited stock at April 1, 2005, the net cash outflow of the Company would be approximately $71.1 million.

Earnings Appreciation Rights Plan

Effective April 1, 2002, the Company implemented an Earnings Appreciation Rights Plan ("EARP") to compensate key employees with an interest in maximizing the growth of the Company. Rights under the plan are issued to key employees at a unit value based on a multiple of earnings. The awards vest 100% at the end of three years and expire five years from issuance. Upon exercise, holders are entitled to receive the difference between the exercise price and the then current value.

During the years ended March 31, 2005, 2004 and 2003, 487,250, 206,325 and 100,950 awards were issued at unit values of $115.33, $119.87 and $143.33, respectively, of which 145,800 awards have subsequently been cancelled. The unit value at April 1, 2005 has been determined to be $169.88. During fiscal year 2005, the Company recognized expense of $15.1 million, representing the change in the earned intrinsic value of the outstanding awards, which is included in the accompanying consolidated statements of earnings. There were no charges to earnings for this plan for fiscal year 2004. At March 31, 2005, a liability of $15.1 million is recorded for this plan, which represents the earned portion of the intrinsic value of these awards and is included in other liabilities in the accompanying consolidated balance sheets.

If all units exercisable at April 1, 2005 were to be exercised at the April 1, 2005 unit value, the cash outflow of the Company would be approximately $2.4 million.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and fair values of the Company's financial instruments are as follows:

(Thousands of U.S. Dollars)	at March 31, 2005		at March 31, 2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	$	$	$	$
Cash and equivalents	17,019	17,019	29,558	29,558
Accounts receivable	728,239	728,239	711,541	711,541
Short-term borrowings	(296,860)	(296,860)	(247,015)	(247,015)
Accounts payable and accrued liabilities	(814,355)	(814,355)	(696,630)	(696,630)
Long-term debt	(3,073,612)	(3,073,612)	(1,257,368)	(1,325,503)
Series 3 Preferred Shares	(154,265)	(151,149)	(146,552)	(168,700)
Foreign currency contracts and options	(402)	(402)	(3,378)	(3,378)
Currency swap	(8,571)	(8,571)	(6,656)	(6,656)
Interest rate swap agreements	19,088	19,088	-	-

14. FAIR VALUE OF FINANCIAL INSTRUMENTS *(Continued)*

The reported fair values are based on a variety of factors and assumptions. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of March 31, 2005 or 2004 or that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement. The following methods were used to estimate the fair values of our financial instruments, none of which are held for trading or speculative purposes:

Cash and Equivalents, Accounts Receivable, Short-term borrowings and Accounts Payable and Accrued Liabilities

The carrying amounts of cash and equivalents, accounts receivable, short-term borrowings and accounts payable and accrued liabilities approximate their fair values due to the short maturity of these instruments.

Long-Term Debt and Series 3 Preferred Shares

The fair values of long-term debt and Series 3 Preferred Shares were estimated using discounted cash flow analyses based on market rates available to the Company for similar debt with the same remaining maturities.

Foreign Currency Contracts and Options

The fair values of our foreign currency forward contracts and options were estimated using current market prices for similar instruments.

Currency Swap

The fair value of our currency swap was estimated using forward foreign exchange rates as compared to the rates of the swap.

Interest Rate Swap Agreements

The fair value of our interest rate swap agreements were estimated based on counterparty quotations for the instruments.

15. DERIVATIVE INSTRUMENTS

Foreign Currency Contracts

The Company holds foreign currency forward contracts and currency options, which mature at various dates within the following fifteen months, to purchase and sell foreign currencies with a notional amount of $234.8 million and $208.5 million, respectively, at March 31, 2005 (2004 - $213.0 million and $436.4 million, respectively). These instruments do not qualify for hedge accounting treatment and consequently the changes in fair values are immediately recognized in earnings. The net loss recognized on foreign currency contracts for the years ended March 31, 2005 and 2004, is $6.6 million and $37.6 million, respectively, and is included in miscellaneous expense - net in the accompanying consolidated statements of earnings.

The Company entered into a currency swap agreement, whereby $100 million notional amount of debt was swapped for pounds Sterling 66.3 million, of which $33.7 million notional amount remains outstanding as of March 31, 2005 and 2004, respectively. The swap agreement also swaps the dollar denominated interest for pounds Sterling interest. This instrument does not qualify for hedge accounting treatment and consequently the changes in fair value are immediately recognized in earnings. The net loss recognized as of March 31, 2005 and 2004, respectively, is $0.2 million and $2.0 million, and is included in miscellaneous expense - net on the accompanying consolidated statements of earnings.

15. DERIVATIVE INSTRUMENTS *(Continued)*

Interest Rate Swaps

During fiscal year 2005, the Company entered into interest rate swap agreements with notional amounts of $1.25 billion and €330 million, designated as cash flow hedges, which exchange floating rates on portions of the new Syndicated Credit Facility for an average fixed interest rate of 2.84%. For fiscal year 2005, there has been no ineffectiveness related to these cash flow hedges and all fair value adjustments have been included in accumulated other comprehensive loss.

In fiscal year 2004, the Company had interest rate swap agreements with a variety of notional amounts, interest rates and maturities in order to exchange the three-month LIBOR interest rate in the previous Multicurrency Credit Agreement to fixed interest rates. The interest rate swap agreements did not qualify as cash flow hedges, therefore, all fair value adjustments were included in earnings. For fiscal year 2004, the net loss recorded for the interest swap agreements was $7.2 million, which was included in miscellaneous expense - net in the accompanying consolidated statement of earnings. During January 2004, the interest rate swaps were terminated.

16. ACCUMULATED OTHER COMPREHENSIVE LOSS

The Company's components of accumulated other comprehensive loss are as follows:

	at March 31,	
	2005	2004
(Thousands of U.S. Dollars)	$	$
Foreign currency translation	(147,203)	(153,509)
Minimum pension liability, net of taxes of $3,027 and $3,056, respectively	(7,775)	(7,215)
Unrealized gain on cash flow hedges	19,151	1,690
Other	(389)	7,170
Accumulated Other Comprehensive Loss	(136,216)	(151,864)

17. CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk or counter-party risk principally consist of cash and equivalents, trade receivables, pension plan assets, currency and interest rate swaps, currency options and foreign currency contracts. The Company's credit risk or counter-party risk on foreign currency contracts, currency options and currency and interest rate swaps is the replacement cost at the then estimated fair value of the instruments. The Company places its cash and equivalents, pension plan assets, currency and interest rate swaps, currency options and foreign currency contracts with high credit quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution. Credit limits, ongoing credit evaluation and account monitoring procedures are utilized to minimize credit risk of trade receivables.

18. AUTHORIZED SHARE CAPITAL

During May 2003, an amendment to the bye-laws of the Company was approved authorizing the creation, but not the issuance, of two classes of common shares of the Company. Each existing common share of the Company would be designated as a Class A share upon the initial issuance of the Class B shares. The number of Class B shares available for issuance would be limited to a maximum of 30% of the Company's total share capital after the proposed share capital increase has been implemented. Initially, the holders of the Class A shares, voting as a class, would be entitled to elect thirteen members of the Board of Directors and the holders of the Class B shares, voting as a class, would be entitled to elect three members of the Board of Directors.

On all other matters, the holders of Class A shares would be entitled to ten votes for each share and the holders of Class B shares would be entitled to one vote for each share held. Class A and Class B shares would entitle the holders to an equal right to dividends. During February 2004, the shareholders approved granting the Board of Directors the authority with a two-thirds affirmative vote to issue the shares, but none have been issued as of March 31, 2005.

19. DIVIDENDS

The Company's bye-laws require the Company to pay aggregate annual cash dividends on its common shares (including for this purpose the Bacardi Corporation preferred shares) equal to a percentage of the Company's total consolidated net earnings for the preceding fiscal year adjusted for certain items as stated in the bye-laws. The BMRH Founders' common shares provide for a per-share annual dividend rate equal to that paid on the Company's common shares.

The Bacardi Corporation and BMRH Founders' common shares dividends are included in other miscellaneous expense - net in the accompanying consolidated statements of earnings.

20. OTHER ITEMS

During the year ended March 31, 2004, several items, as discussed below, impacted consolidated net earnings negatively by a net amount of $16.6 million (including charges of $89.2 million and gains of $72.6 million).

(a) Severance and Asset Impairment Charges

During fiscal 2004, the Company recorded $52.3 million of severance and asset write down charges resulting from the Company's ongoing global initiative to decrease operating costs. The severance costs were associated with early retirement programs and reduction of production and sales personnel in several locations. The asset write down related to the closing of bottling lines. These charges consist of $16.2 million in asset write down and production severance costs that are included within cost of sales and $36.1 million in severance costs that are included within selling, general and administrative expenses in the accompanying financial statements for the year ended March 31, 2004. As of March 31, 2004, the liability included in accounts payable and accrued liabilities is $21.4 million. For the year ended March 31, 2005, the net expense was not significant.

(b) Gain on Sale of Brands

During fiscal 2004, the Company sold CHARLES VOLNER, a French sparkling wine, and related assets for approximately $56 million resulting in a net gain of $46.9 million. Net Sales for this brand were $14.9 million for the year ended March 31, 2004.

Also during fiscal 2004, the Company sold DUVAL Pastis for approximately $32 million resulting in a net gain of $25.7 million, after recording a provision for $6 million of related restructuring costs. Net sales for this brand were $15.7 million for the year ended March 31, 2004.

21. INCOME TAXES

The Company and its subsidiaries operate in areas of the world where earnings are both subject to and exempt from taxation. The operations of the subsidiaries are subject to income taxes at the applicable local rates in the countries where the subsidiaries operate. The provisions for income taxes have been determined on the basis of the taxable income of each individual company or jurisdiction.

Major components of the provision for income taxes are as follows:

	for the year ended March 31,	
	2005	2004
(Thousands of U.S. Dollars)	$	$
Current	52,146	84,564
Deferred	4,917	(2,313)
Total income tax expense	57,063	82,251

21. INCOME TAXES *(Continued)*

The provisions for (benefits from) income taxes computed by applying the local statutory rates to income before taxes, as reconciled to the actual provisions (benefits), are as follows:

(Thousands of U.S. Dollars)	for the year ended March 31, 2005 $	for the year ended March 31, 2004 $
Consolidated income taxes at statutory rates	66,663	92,814
Other taxes	9,468	8,172
Tax effect of non-deductible or non-taxable items	997	(23,709)
Tax credits on dividend from subsidiary	(3,361)	(6,503)
Net change in liabilities for tax settlements	(19,248)	4,500
Other, net	2,544	6,977
Consolidated income tax expense	57,063	82,251

The components of the net deferred income tax assets and liabilities are as follows:

(Thousands of U.S. Dollars)	at March 31, 2005 $	at March 31, 2004 $
Deferred tax assets:		
Property, plant and equipment	7,187	8,005
Net operating/capital loss carryforwards	11,708	21,839
Employee benefits	39,094	38,825
Other liabilities	14,198	15,802
Inventories	8,568	7,934
Other	738	1,803
Valuation allowance	(25,563)	(18,415)
Total deferred tax assets	55,930	75,793
Deferred tax liabilities:		
Property, plant and equipment	(25,051)	(27,440)
Trademarks and other intangible assets	(28,644)	(28,644)
Undistributed foreign earnings	(17,105)	(15,571)
Long-term investments	(11,210)	(11,210)
Inventories	(17,005)	(33,573)
Employee benefits	(6,108)	(6,233)
Other current assets	(2,377)	(1,647)
Other	(6,357)	(4,985)
Total deferred tax liabilities	(113,857)	(129,303)
Net deferred tax liability	(57,927)	(53,510)

21. INCOME TAXES *(Continued)*

As of March 31, 2005, the Company had $34.5 million of net operating loss carryforwards available from its subsidiaries to offset future taxable income. Loss carryforwards of $24.2 million must be utilized in the next eight years, and the remainder can be utilized over an indefinite period. The valuation allowance is for net operating losses and temporary differences in jurisdictions for which the realization of the deferred tax asset does not meet the more likely than not criteria.

22. GUARANTEES AND ENDORSEMENTS

In the ordinary course of business, the Company has provided guarantees on certain liabilities of its joint ventures. As of March 31, 2005, the maximum amount of the guarantees amounted to approximately $19.8 million that would be payable by the Company in the event of default by the joint venture companies. As of March 31, 2005, the Company has no obligation recorded under these guarantees because no financial loss is expected.

In addition, certain subsidiaries of the Company have entered into purchase commitment agreements with third parties in the aggregate amount of approximately $161.8 million at March 31, 2005. The majority of these commitments are settled within twelve months.

23. CONTINGENCIES

Beginning in November 2003, a series of virtually identical class action lawsuits have been filed in the United States against the Company, various of its subsidiaries, and many other spirits, beer and wine manufacturers and importers, alleging primarily that the Company and the other named defendants improperly target underage consumers through allegedly deceptive and unfair marketing and advertising practices. To date, nine such class actions have been filed and are pending in nine separate jurisdictions within the United States. Other similar lawsuits may follow.

The lawsuits seek class certification on behalf of (a) parents or guardians whose funds were allegedly used by their underage children to purchase alcohol illegally from 1982 to the present; and (b) parents and guardians of all children currently under the legal drinking age. The Plaintiffs seek unspecified damages (including punitive damages), disgorgement of profits made from underage sales, restitution of funds used by underage consumers on alcohol purchases, and other injunctive relief (i.e., prohibition against marketing to underage persons).

The Company, which is participating in a joint defence effort with other industry members, believes the lawsuits to be entirely without merit and will defend them vigorously. Given the fact that these proceedings are either in their early stages or have been fairly inactive since their initial filing, the ultimate outcome of these cases or any potential loss arising there from cannot be determined at the present time.

The Company and its subsidiaries are party to various legal claims, actions and complaints. While the Company currently believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's results of operations, financial position or cash flows, litigation is subject to inherent uncertainties. It is not possible to predict with certainty whether or not the Company and its subsidiaries will ultimately be successful in any of these legal matters or, if not, what the impact may be. Legal costs are expensed as incurred.



Officers

Ruben Rodriguez
Chairman
Facundo L. Bacardi
Deputy Chairman
Ralph Morera
Senior Vice President Finance and Chief Financial Officer
Michel Recalt
Senior Vice President - Chief Marketing Officer
Eduardo Sanchez
Senior Vice President and General Counsel
Atul Vora
Vice President - Business Development
Michael Maguire
Assistant Vice President
Pierre Minchin
Treasurer
Gaston Tano
Controller
Barbara E. Johnson
Secretary
Gail A. Butterworth
Assistant Secretary and Director of Shareholder Relations

Directors

Victor R. Arellano, Jr.
Facundo L. Bacardi**
Jaime Bergel
Francisco Carrera-Justiz
Adolfo L. Danguillecourt
Sergio Danguillecourt
Ignacio de la Rocha
Michelle Dorion
Guillermo J. Fernandez-Quincoces
Andreas Gembler
Barry E. Kabalkin
Jay H. McDowell
Guy Peyrelongue
Ruben Rodriguez*
Eduardo M. Sardiña
Raymond P. Silcock

**Chairman of the Board*
***Deputy Chairman of the Board*

COMMITTEES – BOARD OF DIRECTORS

Audit Committee

The Audit Committee's primary functions are to advise and assist the Board of Directors with respect to the selection of the Independent Auditors of the Company, the conduct of the audit of the Company's accounts, financial reporting matters and internal controls over financial matters. The Committee is also responsible for reviewing the Company's consolidated financial statements, the reports of the Independent Auditors and other financial information.

Sergio Danguillecourt
Michelle Dorion
Guillermo J. Fernandez-Quincoces
Andreas Gembler
Jay H. McDowell
Raymond P. Silcock*

**Committee Chairperson*

Nominating & Governance Committee

The Nominating & Governance Committee assists the Board of Directors in identifying, recruiting and providing candidates who would become nominees for future election to the Board of Directors by the shareholders. The Committee is also responsible for assessing the performance of the Board of Directors and its individual members. Additionally, the Committee is tasked with oversight of the Company's corporate governance.

Victor R. Arellano, Jr.
Facundo L. Bacardi
Francisco Carrera-Justiz
Adolfo L. Danguillecourt*
Ignacio de la Rocha
Ruben Rodriguez (ex officio)

**Committee Chairperson*

Compensation Committee

The Compensation Committee assists the Board of Directors in fulfilling its responsibilities in determining the compensation of the Company's senior executives and Board members. The Committee has the overall responsibility for approving and evaluating the compensation plans (including perquisites and retirement benefits), policies and programs of the Company with respect to officers, senior executives and Directors.

Adolfo L. Danguillecourt
Michelle Dorion
Guillermo J. Fernandez-Quincoces*
Andreas Gembler
Barry E. Kabalkin
Jay H. McDowell
Guy Peyrelongue

**Committee Chairperson*

GREY GOOSE®

World's Best Tasting Vodka


GREY GOOSE VODKA
GREY GOOSE
PLATINUM
MEDAL
1998

GREY GOOSE has become a phenomenon in the United States, the world's largest vodka market. It is now the top selling and one of the fastest growing premium vodka brands after setting new quality standards in vodka and being enthusiastically embraced by the country's top cocktail bartenders.

GREY GOOSE was launched in 1997. The following year, it won the platinum medal at the World Spirits Championship and was proclaimed "World's Best Tasting Vodka" by the Beverage Testing Institute of Chicago. Line extensions were launched a short time thereafter; GREY GOOSE L'Orange and GREY GOOSE Le Citron in 2002 and GREY GOOSE La Vanille shortly before its acquisition by Bacardi Limited in 2004.

Every detail of GREY GOOSE is pure luxury. The

tall and statuesque bottle is made of a substantial and heavier weight glass. The cork conveys heritage in fine spirit making. The frosted bottle resembles the frost on a perfectly chilled martini cocktail glass. The rich and colourful imagery painted on the back of the bottle is visible through the front through a clear window. And the closure is elegantly finished with foil.

The origins of GREY GOOSE lie in the Cognac region of western France, a natural home for the "World's Best Tasting Vodka". For centuries the world's most respected experts in spirits distillation have practiced their craft in the region, drawn by its ideal climate and growing conditions. The expertise and vision of these craftsmen led to the creation of a spirit so exceptional that it has redefined vodka.

Every element that goes into the production of GREY GOOSE is of the very highest quality. The creation of the spirit begins with 100% fine wheat sourced from the La Beauce region of France. A five-step distillation process then ensures the production of a smoother, softer, and more refined vodka. At this stage of the process the spirit is high proof and too strong for the palate to savour properly.



The next essential element is pure artesian spring water, filtered naturally through Champagne limestone. This pure spring water, originating in the Massif Central Mountains in the heart of France, is blended with the high proof spirit under the watchful eye of the GREY GOOSE "maître de chai" (cellar master), until it reaches its optimal strength and taste.

GREY GOOSE is truly the "World's Best Tasting Vodka". The aroma is softened with a hint of sweetness, reminiscent of a fine French almond pastry, and the taste reflects the nobility of the pure wheat source. It is lush and smooth, buttery and rounded, and melts in the mouth with a long lasting, satisfying finish.









GREY GOOSE state of the art production facility in Cognac, France.


BACARDI
GOLD
CASA FUNDADA EN CUBA
ESTD 1862


BACARDI
SILVER


BACARDI
VANÍLA
ORIGINAL VANILLA RUM


BACARDI
RAZZ
ORIGINAL RASPBERRY RUM


BACARDI
CO
COCONUT
CO
ORIGINAL COCONUT RUM


BACARDI




LABEL ORIGIN
2000


LABEL ORIGIN
2001


LABEL ORIGIN
2003


BACARDI
SUPERIOR
PUERTO RICAN RUM
EST 1862


BACARDI
O
ORIGINAL ORANGE RUM


LABEL ORIGIN
1999


Vermouth


ACQUISITION
1993


1863
MARTINI
D'ORO
MARTINI


1998


BACARDI
RESERVA
PUERTO RICAN RUM


1863
MARTINI
ROSÉ
MARTINI


Dewar's
FINEST SCOTCH WHISKY
"White Label"
John Dewar & Sons Ltd
PERTH SCOTLAND


LABEL ORIGIN
1899


Dewar's 12
FINEST SCOTCH WHISKY


LABEL ORIGIN
1980


RECIPE ORIGIN
1846


2000


ACQUISITION
1998

UNITED KINGDOM


WILLIAM LAWSON'S
AGED 12 YEARS
Scottish Gold
SCOTCH WHISKY


ERISTOFF
BLACK
VODKA

Scotch


ACQUISITION
1993


LABEL ORIGIN
1983


1999


FINEST BLENDED
WILLIAM LAWSON'S
SCOTCH WHISKY
WILLIAM LAWSON DISTILLERS LTD.
BOTTLED IN SCOTLAND


BRAND ORIGIN
1859


ERISTOFF
ICE


LABEL ORIGIN
1993


ACQUISITION
1958



UNITED KINGDOM


ACQUISITION
1993




1989




PRINCE NIKOLAI ALEXANDROVICH
ERISTOFF
RED
VODKA


RECIPE ORIGIN
1849


BRAND ORIGIN
1982

Vodka


BRAND ORIGIN
1976


NATASHA



BAHAMAS


RUSSIAN
PRINCE
VODKA
750 mL



CANADA


MARTINI & ROSSI
BACARDI
RAZZ
ORIGINAL RASPBERRY RUM
BACARDI
CO
COCONUT
CO
ORIGINAL COCONUT RUM
GREY GOOSE
GREY GOOSE
FRANCE
IMPORTED
ERISTOFF
VODKA
IMPORTED
GREY GOOSE
FRANCE
IMPORTED
BACARDI
LIMÓN
ORIGINAL CITRUS R
BACARDI
GOLD
BOMBAY
IMPORTED
BOMBAY
SAPPHIRE
Distilled
LONDON
DRY GIN
IMPORTED
GREY GOOSE
VODKA
FRANCE
IMPORTED
BACARDI
SUPERIOR

The following is a small sample of [illegible] portfolio, which includes more [illegible] and labels.


BACARDI
151°


BACARDI
Ron
Solera
1873
CASA FUNDADA EN CUBA 1862

LABEL ORIGIN 1932

LABEL ORIGIN 1873

ACQUISITION 1966



CUBA


Ron
Palmas
Especial


BACARDI
1873

LABEL ORIGIN 1968

LABEL ORIGIN 1982

BRAND ORIGIN 1888



CUBA


Rum

BRAND ORIGIN 1862


BACARDI
BLACK

LABEL ORIGIN 1983


Castillo
Silver
PUERTO RICAN
RUM

CUBA


BACARDI
LIMÓN
ORIGINAL CITRUS RUM

LABEL ORIGIN 1987


BACARDI
BREEZER
RUM REFRESHER
BEST SERVED CHILLED


RON RESERVA SUPERIOR
BACARDI
RON 8 AÑOS
CASA FUNDADA EN 1862
RUM


BACARDI
RiGO

LABEL ORIGIN 1995

ACQUISITION 1996



EQUADOR


RON
Estelar
SUAVE
ORO

LABEL ORIGIN 1990



FRANCE

ACQUISITION 1976

RECIPE ORIGIN 1830


St Raphaël

BRAND ORIGIN 1855


1863
MARTINI
ROSSO
MARTINI


MARTINI
EXTRA DRY
MARTINI


1863
MARTINI
BIANCO
MARTINI

BRAND ORIGIN 1897


NOILLY PRAT
1813
ORIGINAL FRENCH

BRAND ORIGIN 1863

ACQUISITION 1962

RECIPE ORIGIN 1813





LABEL ORIGIN 1900

LABEL ORIGIN 1910

ITALY

FRAN



Otard
OILLY PRAT
BACARDI
8
MARTINI
TORINO 1863
BIANCO
WILLIAM
LAWSON'S
MARTINI
BIANCO
MARTINI
MARTINI
TORINO 1863
ROSSO
MARTINI
ROSSO
MARTINI
OILLY PRAT
NAL FRENCH SWEET
Dewar's
12
Dewar's
"White Label"
100% DE AGAVE
TEQUILA
CAZADORES
REPOSADO

ITALY


MARTINI
RIESLING ITALICO

BRAND ORIGIN 1870s

LABEL ORIGIN 1983

ACQUISITION 1993

Sparkling Wines


MARTINI
Asti

BRAND ORIGIN 1995

BRAND ORIGIN 1996


MARTINI
AUGURI


DOM
B & B
Liqueur


MARTINI
VINO FRIZZANTE

LABEL ORIGIN 2000


MARTINI

ACQUISITION 1993

ACQUISITION 1988

LABEL ORIGIN 1937

ACQUISITION 1976


Nassau Royale
Liqueur

Liqueur

BAHAMAS

BRAND ORIGIN 1960

BRAND ORIGIN 1863

BRAND ORIGIN 1863


hina artini
MARTINI
MARTINI

ACQUISITION 1993


DOM


BÉNÉDICTINE
Liqueur
e 70 cl

ACQUISITION 1988

Cognac Brandy

BRAND ORIGIN 1840

ITALY

RECIPE ORIGIN 1510


MAISON FONDÉE EN
1796
GET
27

RECIPE ORIGIN 1800

BRAND ORIGIN 1967


BRANDY
VERGEL
IMPORTADO
100% DE UVA
RESERVA
36% Alc. Vol. • CONT. NET. 1L

FRANCE

ACQUISITION 1991

RECIPE ORIGIN 1796

RECIPE ORIGIN 1946

FRANCE


Otard

MEXICO



BRAND ORIGIN 1961

BRAND ORIGIN 1795

UNITED KINGDOM


GASTON DE LAGRANGE





RECIPE ORIGIN 1761

FRANCE

FRANCE



By Design...

CORZO™
THE EVOLUTION OF TEQUILA

In addition to the acquisition of GREY GOOSE vodka, the portfolio continues to build through the introduction of new brands, CORZO tequila and ISLAND BREEZE By BACARDI.

CORZO was developed and created at the CAZADORES facility in Mexico. It is the only tequila on the market that is distilled after the aging process, which makes it noticeably smoother. In keeping with its modern image, the packaging for CORZO was inspired by the architectural designs of Mexican architect Luis Barragán. Its design takes advantage of Mexican modernist architecture as well as reflecting geometric Mayan motifs.

The actual design came from fragrance designer Fabien Baron. Mr. Baron is known for the creation of several fragrances for world-renowned cosmetic and fashion designers. He believes that "...cocktail drinkers want things that reflect what they're about. They're people who are buying their personalities. And liquor bottles don't reflect what's going on in other fields, like music or fragrance or fashion."




CORZO


island breeze
Berry
island breeze
Key Lime
island breeze
Coconut
island breeze
BACARDI
ORIGINAL LITE SPIRIT
1/2
the Calories of Traditional Spirits
Wild Berry
Key Lime
Coconut

island breeze
THE ORIGINAL LITE SPIRIT™

ISLAND BREEZE By BACARDI is the first-ever, "lite" spirit, with half the calories of traditional spirits. As 'The Original Lite Spirit,' ISLAND BREEZE By BACARDI satisfies adult consumers' desire to enjoy delicious cocktails without increased calories. ISLAND BREEZE is expected to revolutionize the spirits industry in much the same manner that lite beer and diet cola revolutionized their respective industries. Currently, four of the five top-selling beers in the United States are lite. Likewise, diet colas' share of the cola market has grown steadily since the mid-1990s and many analysts believe one day they will overtake the consumption of regular soda.

ISLAND BREEZE is made with premium BACARDI rum, infused with natural fruit flavours and sucralose, a natural sugar substitute with no caloric content. Each ISLAND BREEZE flavor has 18% alcohol by volume and only 48 calories per standard 1.5 ounce serving. Three great flavors are initially available throughout the United States – Key Lime, Coconut, and Wild Berry.

Designing Our Portfolio



2005


BACARDI
BIG APPLE
ORIGINAL APPLE RUM


BACARDI
BAY

LABEL ORIGIN 2004


HATUEY
BEER

Beer

BRAND ORIGIN 1927



CUBA


MARTINI
999

LABEL ORIGIN 2003

LABEL ORIGIN 2004

ACQUISITION 2004

BRAND ORIGIN 2004


Dewar's
FINEST SCOTCH WHISKY
SIGNATURE

GREY GOOSE La Vanille





ITALY

UNITED STATES

ACQUISITION 2002


IMPORTADO
TEQUILA
CAMINO

BRAND ORIGIN 2000

BRAND ORIGIN 1973

ACQUISITION 1998

GREY GOOSE Le Citron


rev



MEXICO


TEQUILA
CAZADORES
REPOSADO

ACQUISITION 1993

LABEL ORIGIN 2002

ACQUISITION 1993



CANADA

GREY GOOSE L'Orange

Gin

Tec



LABEL ORIGIN 1988

BRAND ORIGIN 1959


BOSFORD
Distilled
LONDON
EXTRA DRY
GIN


ERISTOFF
PREMIUM
VODKA

GREY GOOSE World's Best Tasting Vodka


BOMBAY
SAPPHIRE
Distilled
LONDON
DRY GIN
PREMIUM

BRAND ORIGIN 1955

ACQUISITION 1956

BRAND ORIGIN 1997

BRAND ORIGIN 1959


THE ORIGINAL
BOMBA
DRY GI
DISTILLED
LONDON DRY
1761

RECIPE ORIGIN 1888



RUSSIA



FRANCE



Johnson, which was founded in 1838 in Milan, to celebrate the inauguration of the Mitchell Wolfson, Jr. Collection of decorative and propaganda arts in 1984. Italian artist Jorio Vivarelli was responsible for its design.

The medal reads: "1885 – 1945: sixty years of earth shattering events in which the old order was forever demolished. Could the phoenix rise from such a void? Was there to be the dawning of a new day or was civilization doomed to be eclipsed by the shadow of its past? Slowly, without either the encumbrances or reassurances of tradition, man would attempt to fill those vacant spaces with new vision. The latest renaissance was at hand. How would it be?"



Spirited Award




DECORATIVE AND
MIAMI 1984
MITCHELL WOLFSON

On Saturday, January 22, 2005, Bacardi U.S.A., Inc. received acknowledgement of its contribution to architecture from Miami's Wolfsonian Museum for Decorative and Propaganda Arts Florida International University.

Every year the Wolfsonian holds a fundraiser at local buildings in Miami whose architecture is deemed distinctive but under-appreciated. Museum Director Cathy Leff defined the Bacardi buildings as "...one of the best examples of how good architecture defines our city. What was so modern about Bacardi is that unlike others in Miami who were always reinventing history with Mediterranean Revival or Neo Deco, Bacardi did not look back. They were very modern and still are modern."

At the event, Mitchell Wolfson Jr. presented Bacardi with a medal. It was struck by the illustrious firm of Stefano



BACARDI LIMITED

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